As filed with the Securities and Exchange Commission on September 23, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYGNE DESIGNS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2843286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11 West 42nd Street, New York, NY 10036, (212) 997-7767

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bernard M. Manuel, Chief Executive Officer

Cygne Designs, Inc.

11 West 42nd Street, New York, NY 10036

(212) 997-7767

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Jacobs, Esq.

Roy L. Goldman, Esq.

Lawrence A. Spector, Esq.

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103

Telephone (212) 318-3000

Fax (212) 318-3400

Approximate date of commencement of proposed sale to public:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☑

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Common Stock, $0.01 par value per share	10,500,000 shares	(1)	$3.265	(2)	$34,282,500	(2)	$4,036

(1)	Includes such indeterminate number of additional shares of Common Stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Common Stock.
(2)	Calculated pursuant to Rule 457(c) under the Securities Act based on the average of the bid and asked prices of the Common Stock as reported by the OTC Bulletin Board on September 19, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2005

10,500,000 Shares

CYGNE DESIGNS, INC.

Common Stock

This prospectus relates to 10,500,000 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus, including our principal stockholder, Diversified Apparel Resources, LLC. Diversified Apparel, which was formerly named Commerce Clothing Company LLC, acquired the shares of our common stock to which this prospectus relates directly from us in connection with our acquisition of its branded and private label denim apparel designing, merchandising and wholesaling business. The selling stockholders, other than Diversified Apparel, are all members of Diversified Apparel.

No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is traded on the OTC Bulletin Board under the symbol “CYDS.OB.” The last reported sale price of our common stock on the OTC Bulletin Board on September 22, 2005 was $2.92 per share.

The selling stockholders may sell their shares of our common stock from time to time on the OTC Bulletin Board or otherwise, in one or more transactions at fixed prices, at prevailing market rates at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any selling commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the shares of our common stock to which this prospectus relates.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

Unless otherwise noted, all references to a year refer to our fiscal year commencing in that calendar year and ending on the Saturday nearest January 31 of the following year. Unless the context indicates otherwise, the terms “Cygne”, “us”, “we” and “our” refer to Cygne Designs, Inc. and its subsidiaries.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Our Company

We are a merchandiser and manufacturer of private label women’s career and casual apparel with sales primarily to New York & Company, Inc., which we also refer to as NY&C (Lerner New York changed its name to New York & Company, Inc. in May 2004). In addition, since our acquisition of the branded and private label denim apparel business of Diversified Apparel on July 31, 2005, we are also a designer, merchandiser and wholesaler of branded and private label denim apparel, primarily jeans, to the junior’s and missy markets in the United States. Our two largest private label denim customers as a result of the acquisition are JCPenney and Kohl’s. As a private label manufacturer, we produce apparel upon orders from our customers for sale under the customers’ own labels, rather than producing our own inventory of apparel for sale under a Cygne label. Our branded denim products are sold under the names “Hippie,” “Hippie Jeans,” “Hint Jeans,” “Manhattan Blues” and “Donna Longo.”

“Hippie” brand products are distributed to the junior’s market. Retail price points for the “Hippie” brand are currently between $68.00 and $98.00. “Hint Jeans” are distributed to the junior’s market. Retail price points for the “Hint Jeans” brand are currently between $34.99 and $49.99. “Manhattan Blues” products will be distributed to the missy market comprised of women over the age of 25 years at retail price points currently between $68.00 and $98.00. We are currently in the process of launching our newly developed “Donna Longo” brand. The “Donna Longo” line also will be distributed to the missy market. Retail price points for the “Donna Longo” brand are currently between $34.99 and $49.99.

The manufacture of private label apparel is characterized by high volume sales to a small number of customers at competitive prices. Although private label gross margins are lower than the gross margins in the brand name apparel industry, collection and markdown costs are typically commensurably lower, and inventory turns are generally higher. Inventory risks are also generally reduced because the purchasing of fabric and other supplies begins only after purchase commitments have been obtained from customers. We believe that retailers, including customers of ours, are increasingly sourcing private label products themselves rather than utilizing outside vendors like us.

We manufacture our private label non-denim products at our facilities in Guatemala or through third party manufacturers. Our branded and private label denim products will be manufactured for us by AZT International S. de R.L. de C.V. (“AZT”), an affiliate of Diversified Apparel, or through other third party manufacturers.

We historically have been dependent on one or more key customers. A significant portion of our sales has been and is expected to continue to be to NY&C. Sales to NY&C accounted for approximately 93%, 82%, 91% and 93%, respectively, of our net sales from continuing operations for the six months ended July 30, 2005 and the years 2004, 2003 and 2002. On a pro forma basis, after giving effect to the acquisition of the branded and private label denim apparel business from Diversified Apparel, our sales to NY&C would have accounted for approximately 18% and 49% of our net sales from continuing operations for the six months ended July 30, 2005 and fiscal 2004. Diversified Apparel’s sales to JCPenney and Kohl’s accounted for approximately 28% and 23%, respectively, of Diversified Apparel’s unaudited net sales for the six months ended July 31, 2005 and approximately 58% and 7%, respectively, of Diversified Apparel’s net sales for fiscal 2004.

Although we have long-established relationships with our key customers, NY&C and, through our acquisition of Diversified Apparel’s business, JCPenney and Kohl’s, we do not have long-term contracts with NY&C, JCPenney or Kohl’s. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with NY&C, JCPenney, Kohl’s and other private label and branded customers. We continue to strive to maintain our positive working relationships with NY&C, JCPenney and Kohl’s by providing on-time deliveries of quality products.

We cannot assure you that NY&C, JCPenney or Kohl’s will continue to purchase merchandise from us at the same rate as they have historically from us or Diversified Apparel, respectively, or at all in the future, or that we will be able to attract new customers. In addition, as a result of our dependence on NY&C, JCPenney and Kohl’s, NY&C, JCPenney and Kohl’s have the ability to exert significant control over our business decisions, including prices.

We are a Delaware corporation that was formed in 1984. Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036, and our telephone number at that address is (212) 997-7767.

Recent Developments

Acquisition of Design, Merchandising and Wholesaling of Branded and Private Label Denim Apparel Business from Diversified Apparel, a Selling Stockholder

On July 31, 2005, we acquired the assets used in the branded and private label denim apparel business, which we refer to as the Acquired Business, of Commerce Clothing (which was later renamed Diversified Apparel Resources, LLC), a privately-held company principally owned by Hubert Guez, Diversified Apparel’s managing member and Chief Executive Officer, pursuant to an asset purchase agreement. The assets we acquired from Diversified Apparel included, among other things, Diversified Apparel’s:

•	tangible personal property;

•	open purchase orders;

•	New York showroom leases for the property located on the fourth floor of 215 West 40th Street; and

•	trademarks and intellectual property associated with the Acquired Business, including the trademarks for “Hippie,” “Hippie Jeans,” “Manhattan Blues,” “Hint Jeans” and “Donna Longo” branded apparel business.

We did not acquire any cash, accounts receivable, prepaid expenses, deposits (other than the lease deposit for the showrooms), inventories or stock of any subsidiaries from Diversified Apparel.

Under the asset purchase agreement, we assumed the following liabilities of Diversified Apparel:

•	any and all liabilities, obligations and commitments arising after the closing under the Diversified Apparel agreements included in the assets we acquired (including the New York showroom leases); and

•	any liability or obligation arising from the operation of the Acquired Business or ownership of the assets we acquired (including the New York showroom leases) after the closing date.

In consideration for the assets we acquired from Diversified Apparel, we:

•	issued to Diversified Apparel 10,500,000 shares of our common stock, 7,500,000 of which Diversified Apparel distributed to its members;

•	issued to Diversified Apparel a secured subordinated promissory note, which we refer to as the Note, in the principal amount of $47.5 million;

•	paid $2 million in cash to Diversified Apparel on the closing date; and

•	agreed to pay to Diversified Apparel deferred purchase price payments totaling $1,750,000 in seven monthly installments of $250,000 each, without interest, on the last day of each month commencing with August 2005; provided that, the first through fifth installments of such monthly payments may be deferred for up to 180 days each, to the extent that our Board of Directors determines in its good faith sole discretion that any or all of such first through fifth installments of such monthly payments will adversely affect our business or financial condition. Our Board of Directors determined that the August payment would adversely affect our business and financial condition and, accordingly, elected to defer the August 2005 payment.

We also entered into several related agreements, including a registration rights agreement, pursuant to which we are obligated to file the registration statement of which this prospectus is a part and to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC, the Note, a supply agreement, a distribution agreement and a restrictive covenant agreement described below. In addition, our Chief Executive Officer and principal stockholder, Bernard Manuel, entered into a stock restriction agreement with Hubert Guez. See “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.”

We also entered into a Factoring Agreement with Milberg Factors, Inc., or Milberg, in connection with our purchase of the Acquired Business, pursuant to which we will sell all our receivables which are acceptable to Milberg. As security for all of our obligations to Milberg, we granted to Milberg a continuing security interest in substantially all of our property. Such security interest is senior to the security interest granted to Diversified Apparel with respect to the Note. In connection with the factoring agreement, Mr. Guez guaranteed our obligations to Milberg up to one million dollars ($1,000,000), plus accrued and unpaid interest, plus any costs and expenses of enforcing the guaranty, except that such guaranty is unlimited in the case of fraud. We guaranteed all of Diversified Apparel’s obligations to Milberg under Diversified Apparel’s separate factoring agreement with Milberg. At July 31, 2005, the amount of Diversified Apparel’s obligations to Milberg were approximately $19,000,000. See “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.”

Also in connection with the factoring agreement, Diversified Apparel agreed to subordinate to Milberg the present and future indebtedness owned to Diversified Apparel by us until all of our obligations to Milberg made in connection with the factoring agreement have been fully paid and discharged.

Termination of Employment Agreement of Roy Green

Upon the closing of the transactions contemplated by the asset purchase agreement, the employment agreement between us and Roy Green, our Senior Vice President—Chief Financial Officer and Secretary, made as of May 1, 1993, was terminated, except for certain non-competition provisions which survive such termination. Upon termination of the employment agreement, Mr. Green became an at-will employee of ours with a base salary of $245,000 per annum. Mr. Green continues to serve as our Senior Vice President—Chief Financial Officer and Secretary. At the closing, in lieu of all amounts (including severance) which might have been due and owing to Mr. Green under the employment agreement, including any amounts which might have been payable in connection with the transactions contemplated by asset purchase agreement, Mr. Green was paid a retention bonus of $339,223.

Shares Offered

We are registering for resale by the selling stockholders an aggregate of 10,500,000 shares of our common stock that were acquired by Diversified Apparel directly from us in connection with our acquisition of the Acquired Business from Diversified Apparel. The selling stockholders (other than Diversified Apparel) are members of Diversified Apparel who acquired the shares of common stock by distribution from Diversified Apparel. The 10,500,000 shares offered constitute, in the aggregate, approximately 45.7% of our shares outstanding as of September 21, 2005.

We are also registering for resale any additional shares of common stock which may become issuable for no additional consideration by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration, which results in an increase in the number of our shares of common stock outstanding.

RISK FACTORS

You should carefully consider the risks described below before investing in our common stock. Although the risks described below are all of the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks and, therefore, you may lose all or part of your investment.

Risk Factors Relating to Our Operations

We rely on key customers for the majority of our revenue.

We historically have been dependent on one or more key customers. A significant portion of our sales has been and is expected to continue to be to NY&C. Sales to NY&C accounted for approximately 93%, 82%, 91% and 93%, respectively, of our net sales from continuing operations for the six months ended July 31, 2005 and the years 2004, 2003 and 2002. On a pro forma basis, after giving effect to the acquisition of the Acquired Business, sales to NY&C would have accounted for 18% and 49% of our pro forma total net sales for the six months ended July 31, 2005 and fiscal 2004.

In addition, prior to our acquisition of the Acquired Business, a significant portion of Diversified Apparel’s sales were to JCPenney and Kohl’s. Sales to JCPenney and Kohl’s accounted for approximately 28% and 23%, respectively, of Diversified Apparel’s unaudited net sales for the six months ended July 31, 2005 and approximately 58% and 7%, respectively, of Diversified Apparel’s net sales for fiscal 2004.

Although we have long-established relationships with NY&C and, through our acquisition of the Acquired Business, JCPenney and Kohl’s, we do not have long-term contracts with NY&C, JCPenney or Kohl’s. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with NY&C, JCPenney and Kohl’s. We cannot assure you that NY&C, JCPenney or Kohl’s will continue to purchase merchandise from us at the same rate or at all in the future, or that we will be able to attract new customers. In addition, as a result of our dependence on NY&C, JCPenney and Kohl’s, NY&C, JCPenney and Kohl’s have the ability to exert significant control over our business decisions, including prices. The loss of or substantial decrease in business from NY&C, JCPenney or Kohl’s would have a material adverse effect on our business.

We are subject to the risks of doing business abroad.

During 2004 and currently, all of our products for our continuing business were and are manufactured outside the United States, either by non-affiliated contract manufacturers or at our manufacturing facilities located in Guatemala. All of the products manufactured for the Acquired Business are manufactured outside the United States.

Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, expropriation, nationalization, the imposition of tariffs and import and export controls, changes in governmental policies (including U.S. policy toward these countries) and other factors which could have an adverse effect on our business. In addition, we may be subject to risks associated with the availability of and time required for the transportation of products from foreign countries. The occurrence of certain of these factors may delay or prevent the delivery of goods ordered by customers, and such delay or inability to meet delivery requirements would have a severe adverse impact on our results of operations and could have an adverse effect on our relationships with our customers. Furthermore, the occurrence of certain of these factors in Guatemala, where we own a manufacturing facility, could result in the impairment or loss of our investment located in this country.

If we experience product quality or late delivery problems with contract manufacturers, our business will be adversely affected.

Historically, a significant portion of our products have been manufactured by non-affiliated contract manufacturers. In connection with the acquisition of the assets of Diversified Apparel, we entered into a Supply Agreement with AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel, and will initially be reliant on AZT to supply most of our denim apparel products. We have from time to time experienced difficulties in obtaining timely delivery of products of acceptable quality. Such difficulties have resulted and may result in cancellation of orders, customer refusals to accept deliveries or reductions in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. We believe that these difficulties have resulted and may continue to result from not having sufficient access to and control over the manufacturing processes of non-affiliated contract manufacturers. There can be no assurance that we will not experience difficulties with third parties responsible for the manufacture of our products, including AZT.

Our direct manufacturing operations increase our operating costs.

We maintain and operate a manufacturing facility in Guatemala for our non-denim products. Operating manufacturing facilities rather than contracting with independent manufacturers requires us to maintain a higher level of working capital. In addition, reduced sales would have an even greater adverse impact on our profitability in light of the fixed costs needed to own or lease and operate our own factory.

Legislation relating to the importation of or decreasing or increasing the cost of textiles and apparel produced abroad could adversely affect our business and financial condition.

Prior to January 1, 1995, apparel imports from most countries were subject to bilateral textile agreements under the Multifiber Arrangement of the General Agreement on Tariffs and Trade, or GATT, which allowed the imposition of visa and quota restrictions on certain apparel and textile articles including a significant portion of those currently sold by us. The member countries of the World Trade Organization agreed that quotas on textiles and apparel products would be phased out globally on January 1, 2005. Once “phased-out,” quotas cannot be imposed except in accordance with GATT rules. These rules generally forbid bilateral quota agreements and other discriminatory, country-specific restraints, which may increase global competition in textile and apparel products. In addition, the 2005 ratification of the Central America Free Trade Agreement, or CAFTA, may, over time, make imports into the United States of goods manufactured by us in Guatemala more competitive with imports from other countries. The elimination of quotas and the implementation of regional agreements including CAFTA are likely to significantly impact the textile and apparel trade. It is not possible to predict the impact of these changes on our ability to source imported merchandise. While it is not possible to forecast the total impact to us of the discontinuance of textile import quotas, this change could cause us to face severe liquidity pressures, which would adversely affect our financial condition and results of operations and cash flows.

The U.S. and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs, or other restrictions, including trade sanctions or revocation of “Normal Trade Relations” status, or adversely adjust presently prevailing quotas or duty rates, which could adversely affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

We have expanded our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Historically, we have pursued acquisitions to expand our business. Most recently, on July 31, 2005, we acquired Diversified Apparel’s branded and private label denim apparel business. The negotiation of potential acquisitions as well as the integration of acquired businesses could divert our management’s time and resources. Acquired businesses may not be successfully integrated with our operations. We may not realize the intended benefits of any acquisition. For example, on May 13, 2001, we acquired the knit business located in Jordan from

Best Knits, LLC. We decided to sell the Jordanian business as a result of political uncertainty in the region that adversely affected the profitability of the business acquired. Accordingly, under an agreement dated June 10, 2002, which was modified by an amendment dated June 29, 2002, we sold the Jordanian business to Century Investment Group.

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

If acquisitions disrupt our operations, our business may suffer.

The cyclical nature of the apparel industry and uncertainty over future economic prospects could have a material adverse effect on our results of operations.

The fashion apparel industry in which we operate is cyclical. Many factors affect the level of consumer spending in the industry, including, among others:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	taxation; and

•	consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, whether in the United States or abroad, may adversely affect our sales.

In addition, various retailers, including some of our customers, have experienced financial difficulties during recent years, which has increased our risk of losing customers and increased the risk of extending credit to such retailers.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail our operations.

Our business in seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Historically, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

If we lose the services of our key personnel, our business will be harmed.

Our future success depends on Bernard Manuel, Chairman of the Board and Chief Executive Officer and other key personnel. The loss of the services of Mr. Manuel and any negative market or industry perception arising from the loss of his services could have a material adverse effect on us and the price of our shares. Our other executive officer, Roy Green, our Senior Vice President—Chief Financial Officer and Secretary, has substantial experience and expertise in our business and has made significant contributions to our success. His employment agreement was terminated in connection with the acquisition of the Acquired Business and he is now an “employee-at-will.” There can be no assurance that Mr. Green will remain an employee of Cygne. The unexpected loss of services of either of these individuals could adversely affect us. Our continued success is also dependent upon our ability to attract and retain qualified employees to support our future growth.

We face intense competition in the worldwide apparel industry.

We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers. We do not currently hold a dominant competitive position in any market, including the private label apparel market, which is highly fragmented. We compete with competitors such as Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

•	anticipating and responding to changing consumer demands in a timely manner,

•	maintaining favorable brand recognition,

•	developing innovative, high-quality products in sizes, colors and styles that appeal to customers,

•	appropriately pricing products,

•	providing strong and effective marketing support,

•	creating an acceptable value proposition for retail customers,

•	ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

•	obtaining sufficient retail floor space and effective presentation of our products at retail.

In addition, we face competition from our own customers, who have their own internal product development and sourcing capabilities. We believe that many of our customers who have the know-how and internal resources to develop and source directly a portion of their requirements constitute our major competition.

Most of our competitors are larger in size and have greater resources than we do, and there can be no assurance that we will be successful in competing with them in the future.

Our business could be negatively impacted by the financial instability or consolidation of our customers.

We sell our product primarily to retail companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. More specifically, we are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay their respective debts as they become due, we may be unable to collect some or all of the monies owned by those customers.

Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

We are currently dependent on supply and distribution arrangements with Diversified Apparel and its related entities for a substantial portion of our supply, distribution and back office capabilities.

In connection with our acquisition of the Acquired Business, we entered into supply and distribution arrangements with Diversified Apparel and its affiliated entities which we will collectively refer to as the Diversified Group. Under the terms of the distribution arrangements, the Diversified Group will provide us with specified distribution and operations services for a period of two years. We also entered into a supply agreement with a Diversified Group affiliate, AZT International S. de R.L. de C.V., a Mexican corporation, or AZT. Pursuant to this agreement, AZT will manufacture and supply us with our entire requirements of branded and private label denim apparel products included in the Acquired Business. We also utilize warehouse space in Los Angeles which Diversified Apparel leases from Azteca Production International, or Azteca, an affiliate of Diversified Apparel, pursuant to which we pay a fee for allocated expenses associated with our use of office and warehouse space and expenses incurred in connection with maintaining such office and warehouse space. These allocated expenses include, but are not limited to, rent, security, office supplies, machines leases and utilities. The loss of our supply and distribution arrangements with the Diversified Group could adversely affect our current supply responsibilities, primarily because if we, due to unforeseen circumstances that may occur in the future, are unable to utilize the services for manufacturing, warehouse and distribution provided by the Diversified Group, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing, distribution and operations arrangements with other persons and entities that could provide the magnitude of services to us that the Diversified Group currently provides.

Our trademark and other intellectual property rights may not be adequately protected outside the United States.

We believe that our trademarks, whether licensed to or owned by us, and other proprietary rights will be important to our success and our competitive position in the branded market. We may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. In addition, enforcing rights to our intellectual property may be difficult and expensive, and we may not be successful in combating counterfeit products and stopping infringement of our intellectual property rights, which could make it easier for competitors to capture market share. Furthermore, our efforts to enforce our trademark and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. If we are unsuccessful in protecting and enforcing our intellectual property rights, continued sales of such competing products by third parties could harm our brand and adversely impact our business, financial condition and results of operations.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We have a significant amount of debt. As of July 31, 2005, after giving effect to our acquisition of the Acquired Business from Diversified Apparel, we had indebtedness of $49.25 million and have guaranteed Diversified Apparel’s indebtedness under its factoring agreement with Milberg. In addition, we may incur indebtedness under our factoring agreement with Milberg Factors. Our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for our operations and future business opportunities;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

In addition, any indebtedness we incur will be subject and subordinated to our obligations to Milberg Factors and the Note. This includes our obligations to Milberg under our guarantee of Diversified Apparel’s obligations to Milberg. As of July 31, 2005, the amount of Diversified Apparel’s obligations to Milberg subject to the guarantee was approximately $19,000,000. Accordingly, our ability to obtain additional debt financing is highly uncertain.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results and cash flows are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, our obligations under the factoring agreement with Milberg Factors, our guarantee of Diversified Apparel’s obligations to Milberg Factors and our obligations under the Note are secured by substantially all our assets and if we are unable to repay our indebtedness, the lenders could seek to foreclose on such assets.

If Diversified Apparel were to default under its obligations to Milberg, we would seek to recover under our guarantee of such obligations from Diversified Apparel and Hubert Guez. If Diversified Apparel and Hubert Guez were to default under their guarantee to us, we could suffer losses and be materially adversely affected.

If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited if there is a change in ownership of Cygne.

As of July 30, 2005, we had approximately $114 million of net operating loss carryovers, or NOLs available to reduce federal taxable income in future years. Our ability to utilize our NOLs may be limited by section 382 of the Internal Revenue Code of 1986, as amended, if we undergo an ownership change as a result of subsequent changes in the ownership of our outstanding stock. In addition, approximately $78 million of our NOLs expire in January 2011.

We would undergo an ownership change if, among other things, the stockholders, or group of stockholders, who own or have owned, directly or indirectly, 5% or more of the value of our stock or are otherwise treated as 5% stockholders under section 382 and the regulations promulgated thereunder increase their aggregate percentage ownership of our stock by more than 50% over the lowest percentage of our stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs. The limitation imposed by section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present with respect to assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change. However, built-in losses which may be present with respect to assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change may be treated as pre-ownership losses and subject to the limitation under section 382. Our use of NOLs arising after the date of an ownership change would not be affected.

Based upon our review of the aggregate change in percentage ownership during the current testing period, we do not believe that we experienced a change in ownership within the meaning of section 382 as a result of the issuance of our common stock to Diversified Apparel discussed herein. However, such a determination is complex and there can be no assurance that the Internal Revenue Service could not successfully challenge our conclusion. Even if the issuance of common stock did not cause an ownership change to occur immediately, the issuance, directly or indirectly, of a relatively large number of shares in that transaction may mean that we may not be able to engage in transactions involving the issuance or deemed issuance of stock within the subsequent three-year period without triggering an ownership change within the meaning of section 382. In addition, there are circumstances beyond our control, such as market purchases of our stock by investors who are existing 5% shareholders or become 5% shareholders as a result of such purchase, which could result in an ownership change with respect to our stock. Thus, there can be no assurance that our future actions or future actions by our stockholders will not result in the occurrence of an ownership change, which may limit our use of the NOLs and negatively affect future cash flows.

Risk Factors Relating to Ownership of Our Common Stock

A small number of stockholders are in a position to substantially control matters requiring a stockholder vote.

As of September 21, 2005, Diversified Apparel beneficially owned 3,000,000 shares of our common stock, which constitutes approximately 13.1% of our voting securities. We believe that Hubert Guez, who we believe is the owner of 32.2% of the membership interests of Diversified Apparel and is the Manager of Diversified Apparel and who has significant relationships with the other selling stockholders (see “Selling Stockholders”), beneficially owns 10,545,000 shares of our common stock (including the shares of common stock beneficially owned by the other selling stockholders), which constitutes approximately 45.9% of our voting securities. Accordingly, Mr. Guez and Diversified Apparel effectively have the ability to control the outcome on all matters requiring stockholder approval, including, but not limited to, the election of directors and any merger, consolidation or sale of all or substantially all of our assets.

In addition, Mr. Manuel owns 4,946,975 shares of our common stock, which constitutes approximately 21.5% of our outstanding common stock. Our certificate of incorporation, as amended, prohibits any stockholder from acquiring more than 5% of our outstanding common stock without the prior approval of our Board of Directors.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

In addition to Diversified Apparel and Hubert Guez beneficially owning approximately 13.1% and 45.9% of our common stock as of September 21, 2005, respectively, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Some of these provisions:

•	limit the persons who can call special stockholder meetings;

•	require the approval of our Board of Directors for specified transfers of our capital stock;

•	require the approval of our Board of Directors for any person to acquire more than five percent of our common stock; and

•	authorize the issuance of up to 1,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock.

These and other provisions in our incorporation documents and Delaware law could allow our Board of Directors to affect your rights as a stockholder by making it more difficult for stockholders to replace Board members or take control of us. Because our Board of Directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

The price of our common stock has fluctuated significantly and could continue to fluctuate significantly.

Between February 1, 2004 and September 1, 2005, the market price of our common stock has ranged from a low of $0.25 to a high of $5.84 per share. On September 22, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $2.92. The market price of our common stock may change significantly in response to various factors and events beyond our control, including:

•	fluctuations in our quarterly revenues or those of our competitors as a result of seasonality or other factors;

•	a shortfall in revenues or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	announcements concerning our competitors;

•	changes in product pricing policies by our competitors or our customers;

•	general conditions in our industry; and

•	general conditions in the securities markets.

In addition, the selling stockholders are registering the potential sale of 10,500,000 shares of our common stock included in this prospectus, which represents approximately 45.7% of our outstanding shares of common stock as of September 21, 2005. The average daily and weekly trading volume of our common stock on the OTC Bulletin Board is significantly lower than the number of shares covered by this prospectus. Sales of our common stock pursuant to this prospectus could negatively impact the price of our common stock.

Our securities are currently quoted on the OTC Bulletin Board, which limits the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or a national securities exchange.

Our securities are traded in the over-the-counter market. They are quoted on the OTC Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included on The Nasdaq Stock Market. Quotation of our securities on the OTC Bulletin Board limits the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or a national securities exchange. We cannot assure you, however, that such securities will continue to be authorized for quotation by the OTC Bulletin Board or any other market in the future, in which event the liquidity and price of our securities would be even more adversely impacted.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus (including the documents incorporated by reference in this prospectus) concerning our business outlook or future economic performance; anticipated results of operations, revenues, expenses or other financial items; private label and brand name products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, the effect of United States discontinuance of textile import quotas at January 1, 2005, a decline in demand for merchandise offered by us or changes and delays in customer delivery plans and schedules, significant regulatory changes, including increases in the rate of import duties or adverse changes in foreign countries export quotas, dependence on key customers, dependence on the continued acceptance of the branded and private label denim products that we sell, dependence on a sole manufacturing source for the branded and private label denim products we sell, the effect of the passage of the Central American Free Trade Act, risk of operations and suppliers in foreign countries, competition, loss of key personnel, general economic conditions, a decrease in our ability to react to changing economic conditions as a result of our increased indebtedness from our acquisition of assets from Diversified Apparel, integration of the business acquired from Diversified Apparel with our existing business, the ability of certain major stockholders to control many decisions, including decisions concerning the election of directors or the sale of Cygne, risks associated with our high degree of leverage, as well as other risks detailed in our filings with the SEC. We assume no obligation to update or revise any such forward-looking statements, except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the common stock offered by this prospectus.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the OTC Bulletin Board under the symbol “CYDS.OB.” The high and the low bid prices of our common stock for the periods indicated were as follows.

	High	Low
Fiscal Year Ended January 31, 2004
First Quarter	$0.18	$0.125
Second Quarter	0.31	0.125
Third Quarter	0.30	0.20
Fourth Quarter	0.50	0.23
Fiscal Year Ended January 29, 2005
First Quarter	$0.46	$0.28
Second Quarter	0.35	0.25
Third Quarter	0.36	0.25
Fourth Quarter	0.40	0.26
Year Ending January 28, 2006
First Quarter	$5.84	$0.29
Second Quarter	4.95	2.52
Third Quarter (through September 21, 2005)	4.14	2.84

As of September 21, 2005, there were 87 stockholders of record of our common stock.

The last reported sale price of our common stock on OTC Bulletin Board on September 22, 2005 was $2.92 per share.

CAPITALIZATION

The following table sets forth our actual short-term and long-term indebtedness, shareholders’ equity and total capitalization on a consolidated basis at July 30, 2005 and on a pro forma basis to give effect to the acquisition of the Acquired Business. The following table should be read in conjunction with our consolidated financial statements, including the notes, appearing elsewhere in this prospectus and incorporated by reference in this prospectus, and the unaudited pro forma information included elsewhere in this prospectus.

	At July 30, 2005
	Actual	Pro Forma
	(in thousands)
Short-term debt—deferred purchase price payable to Diversified Apparel	$—	$1,750

Long-term debt—note payable to Diversified Apparel	$—	$47,500

Stockholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized: none issued and outstanding	—	—
Common Stock, $0.01 par value; 25,000,000 shares authorized: 12,458,038 shares issued and outstanding actual, 22,958,038 shares issued and outstanding pro forma	124	229
Paid-in capital	120,924	148,644
Accumulated other comprehensive loss	(180)	(180)
Accumulated deficit	(113,766)	(113,766)

Total stockholders’ equity	7,102	34,927

Total capitalization	$7,102	$82,427

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock. We anticipate that all future earnings will be retained for the development of our business. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition and general business conditions.

DILUTION

Our net tangible book value as of July 30, 2005 was $7,102,000 or $0.57 per share of common stock. Net tangible book value per share is determined by dividing net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. On a pro forma basis, after giving effect to the acquisition of the Acquired Business, including the issuance of the Note and the 10,500,000 shares of common stock, our pro forma net tangible book value would have been $(45,054,000) or $(1.96) per share of common stock. This represents an immediate decrease in pro forma net tangible book value of $2.53 per share to existing stockholders. Since this offering is being made solely by the selling stockholders, and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information is derived from our audited consolidated financial statements for the fiscal year ended January 29, 2005 and our unaudited consolidated interim financial statements for the six months ended July 30, 2005, each of which is incorporated by reference elsewhere in this prospectus. The unaudited consolidated interim financial statements are derived from our unaudited accounting records for that period and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the six months ended July 30, 2005 are not necessarily indicative of the results to be expected for the full year.

The unaudited pro forma combined condensed statement of operations for the year ended January 29, 2005 has been prepared in accordance with U.S. generally accepted accounting principles to give effect to the July 31, 2005 acquisition of the Acquired Business as if the transaction occurred on January 30, 2004, the first day of our last full fiscal year. The pro forma combined condensed statement of operations combines the results of operations of us and Diversified Apparel for the fiscal year ended January 29, 2005 and the twelve months ended January 31, 2005, respectively. Pro forma adjustments related to the acquisition include interest expense on the secured subordinated promissory note, amortization of intangibles, adjustment of historical distribution costs to the contractual cost as defined in the distribution agreement that became effective on July 31, 2005, the adjustment of the historical gross profit to the contractual gross profit as defined in the supply agreement that became effective on July 31, 2005, and the recording of the expense under the restrictive covenant agreement with Mr. Guez.

The unaudited pro forma combined condensed statement of operations for the six months ended July 30, 2005 has been prepared in accordance with U.S. generally accepted accounting principles to give effect to the July 31, 2005 acquisition of the Acquired Business as if the transaction occurred on January 29, 2004, the first day of our last full fiscal year. The pro forma combined condensed statement of operations combines our results of operations for the six months ended July 30, 2005 with the results of operations of Diversified Apparel for the six months ended July 31, 2005. Pro forma adjustments include interest expense on the secured subordinated promissory note, amortization of intangibles, adjustment of historical distribution costs to the contractual cost as defined in the distribution agreement that became effective on July 31, 2005, the adjustment of the historical gross profit to the contractual gross profit as defined in the Supply Agreement that became effective on July 31, 2005 and the recording of the expense under the restrictive covenant agreement with Mr. Guez.

The unaudited pro forma combined condensed balance sheet at July 31, 2005 has been prepared in accordance with accounting principles generally accepted in the United States to give effect to the July 31, 2005 acquisition of the Acquired Business as if the acquisition had occurred on July 30, 2005. Our balance sheet, included in our quarterly report filed on Form 10-Q for the six months ended July 30, 2005, has been combined with the Diversified Apparel balance sheet as of July 31, 2005 and includes the estimated purchase accounting adjustments.

Under the purchase method of accounting, the excess purchase price, including transaction costs over the fair value of net assets acquired was approximately $65 million. As more fully described in the notes to the unaudited pro forma combined condensed balance sheet, approximately $15 million of the purchase price has been recorded as intangibles assets (customer relationships, the supply and distribution agreements with the Diversified Group and trademarks). These intangible assets are being amortized over a ten year period. At this time, the work needed to provide the basis for determining these fair values and their amortization periods has not been completed. We are in the process of obtaining a valuation from an independent third party to complete the allocation of the purchase price. As a result, the final allocation of the purchase price will be based on the results of the final valuation which will consider the fair value of Diversified Apparel’s intangible assets acquired, which could materially differ from the pro forma amounts shown herein. Accordingly, a change in the fair value of the intangible assets and the amortization periods could impact the amount of annual amortization expense.

The unaudited pro forma combined condensed financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the Acquired Business been consummated as of the dates specified above.

The following table presents a non-GAAP financial measure, EBITDA, which we use in our business. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measure calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below.

You should read the unaudited pro forma combined condensed financial information in conjunction with our audited and unaudited consolidated financial statements and the notes to the audited and unaudited consolidated financial statements incorporated by reference elsewhere herein. You should also read the sections “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma combined condensed financial information is qualified by reference to these sections, the audited and unaudited consolidated financial statements and the notes to the audited and unaudited consolidated financial statements, each of which is incorporated elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

Year Ended January 29, 2005

	Cygne Year Ended January 29, 2005(1)	Diversified Apparel Twelve Months Ended January 31, 2005(2)	Adjustments	Pro Forma
	(in thousands except per share data)
Net sales	$28,960	$19,673	$0	$48,633
Cost of goods sold	25,133	16,361	(97)	41,397

Gross profit	3,827	3,312	97 (3)	7,236
Selling, general and administrative expenses	3,312	2,760	2,282 (4)	8,354

Income (loss) from continuing operations before interest, other expense and income taxes	515	552	(2,185)	(1,118)
Interest expense, net	145	178	2,232 (5)	2,555
Other expense	26	—	—	26

Income (loss) from continuing operations before income taxes	344	374	(4,417)	(3,699)
Provision for income taxes	3	13	—	16

Income (loss) from continuing operations	341	361	(4,417)	(3,715)
(Loss) from discontinued operation	(28)	—	—	(28)

Net income (loss)	$313	$361	($4,417)	($3,743)

Income (loss) per share basic and diluted from continuing operations	$0.03			($0.16)
(Loss) per share—basic diluted from discontinued operation	—			—
Net income (loss) per basic share-basic and diluted	$0.03			($0.16)
Weighted average shares outstanding:
Basic	12,438			22,938

Diluted	12,443			22,938

Other Financial Data
EBITDA	$791	$564	$(685)	$670

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

Six Months Ended July 30, 2005

	Cygne Six Months Ended July 30, 2005(1)	Diversified Apparel Six Months Ended July 31, 2005(2)	Adjustments	Pro Forma
	(in thousands, except per share data)
Net sales	$9,617	$40,399	$—	$50,016
Cost of goods sold	8,693	32,503	(872)	40,324

Gross profit	924	7,896	872 (3)	9,692
Selling, general and administrative expenses	1,451	4,956	1,178 (4)	7,585
Provision for restructuring	102	—	—	102

(Loss) income from continuing operations before interest and income taxes	(629)	2,940	(306)	2,005
Interest (income) expense	(22)	344	1,116 (5)	1,438
Income (loss) from operations before income taxes	(607)	2,596	(1,422)	567
Provision for income taxes	10	1	—	11

(Loss) net income	($617)	2,595	(1,422)	$556

(Loss) income per share basic and diluted from continuing operations	($0.05)			$0.02
(Loss) per share—basic diluted from discontinued operation	—			—

Net (loss) income per basic share-basic and diluted	($0.05)			$0.02
Weighted average shares outstanding:
Basic	12,448			22,948

Diluted	12,448			22,973

Other Financial Data
EBITDA	$(497)	$2,950	$444	$2,897

(1)	Reflects our historical statements of income for the year ended January 29, 2005 and the six months ended July 30, 2005, respectively.
(2)	Reflects Diversified Apparel’s historical statement of income for the year ended January 31, 2005. In order to conform Diversified Apparel’s calendar year-end to our fiscal year end of January 29, 2005, Diversified Apparel’s historical statement of income has been derived from the combination of Diversified Apparel’s 2004 calendar year historical statement of income with the deletion of its actual results for month of January 2004 and the addition of its actual results for the month of January 2005. Diversified Apparel’s first shipments were in June 2004 and pre-shipment expenses were commenced in February 2004. Diversified Apparel was dormant in January 2004.
(3)	Reflects the adjustment of the historical gross profit to contractual gross profit as defined in the supply agreement that became effective upon the closing date of the acquisition of the Acquired Business on July 31, 2005 for the year ended January 29, 2005 and the six months ended July 30, 2005. The supply agreement requires AZT to supply goods based upon defined initial gross margins for each customer category.
(4)	Reflects the following adjustments to selling, general and administrative expenses for the year ended January 29, 2005 and the six months ended July 30, 2005.

	Year ended January 29, 2005	Six months ended July 30, 2005
	($ in thousands)
Adjustment of historical distribution costs to the contractual cost of $0.50 per unit in the distribution agreement that became effective on the transaction closing date of July 31, 2005	$585	$18
Amortization of intangibles over 10 years	1,500	750
Record the expense under the restrictive covenant agreement with Hubert Guez	197	410

Total	$2,282	$1,178

(5)	Reflects interest expense on the secured subordinated promissory note for the year ended January 29, 2005 and the six months ended July 30, 2005.
(6)	Reflects Diversified Apparel’s unaudited historical statement of income for the six months ended July 31, 2005, derived from Diversified Apparel’s historical statement of income for the six months ended June 30, 2005 with the deletion of its actual results for the month of January 2005 and the addition of its actual results for the month of July 2005.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS

July 30, 2005

	Cygne(7)	Diversified(8)	Adjustments		Pro Forma
	($ in thousands)
Assets
Current assets:
Cash and cash equivalents	$3,164	$834	($2,000	)(9)	$1,164
			(834	)(11)
Trade accounts receivable	1,732	113	(1,732	)(10)	—
			(113	)(11)	—
Due from factor	—	1,061	1,732	(10)	1,732
			(1,061	)(11)
Inventories	2,407	4,178	(4,178	)(11)	2,407
Due from related party	—	1,567	(1,567	)(11)	—
Marketable securities	35	—	—		35
Other receivables and prepaid expenses	211	213	(213	)(11)	211

Total current assets	7,549	7,966	(9,966)		5,549
Fixed assets, net	1,573	172	(16	)(11)	1,729
Deposits	33	98	(86	)(11)	45
Deferred costs incurred in connection with the Diversified acquisition	506	—	(506	)(9)	—
Intangible assets	—	—	15,000	(9)	15,000
Goodwill	—	—	64,981	(9)	64,981

Total other assets	2,112	270	79,373		81,755

Total assets	$9,661	$8,236	$69,407		$87,304

Liabilities and Stockholders’ Equity
Current liabilities:
Bank overdraft	$—	$51	($51	)(11)	$—
Accounts payable	1,226	1,009	(1,009	)(11)	1,226
Deferred purchase price	—	—	1,750	(9)	1,750
Accrued expenses	765	477	568	(9)	1,333
			(477	)(11)
Due to related parties	—	2,398	(2,398	)(11)	—
Income taxes payable	568	—	—		568

Total current liabilities	2,559	3,935	(1,617)		4,877

Long term Liabilities:
Secured subordinated notes payables	—	—	47,500	(9)	47,500

Due to managing member	—	1,250	(1,250	)(11)	—

Long term liabilities	—	1,250	46,250		47,500

Total liabilities	2,559	5,185	44,633		52,377

Stockholders’ equity:
Preferred stock	—	—	—		—
Members’ equity	—	3,051	(3,051	)(11)
Common stock	124	—	105	(9)	229
Paid-in-capital	120,924	—	27,720	(9)	148,644
Accumulated other comprehensive loss	(180)	—	—		(180)
Accumulated deficit	(113,766)	—	—		(113,766)

Total stockholders’ equity	7,102	3,051	24,774		34,927

Total liabilities and stockholders’ equity	$9,661	$8,236	$69,407		$87,304

(7)	Reflects our historical balance sheet at July 30, 2005.
(8)	Reflects the historical balance sheet of Diversified Apparel at July 31, 2005.
(9)	The following table represents the calculation of the purchase price of Diversified Apparel and the preliminary allocation of the purchase price. The final allocation of the purchase price will be based on the results of the final valuation which will consider the fair value of Diversified Apparel’s tangible and intangible assets acquired. As of the date of this prospectus, we are in the process of obtaining a valuation from an independent third party to complete the allocation of the purchase price.

Calculation of Purchase Price

Issuance of 10,500,000 shares of our Common Stock, par value $0.01 at the market price of $2.65 per share at July 31, 2005	$27,825
Issuance of Note for $47,500,000	47,500
Cash at closing	2,000
Deferred purchase price to be paid in 7 installments starting on August 31, 2005	1,750
Transaction costs of which $506,000 was paid prior to July 30, 2005 and $568,000 was accrued	1,074

Total purchase price	$80,149

Allocation of purchase price:
Diversified Apparel’s historical assets which approximate fair value	$168
Intangible assets which consists of customer relationships, supply and distribution Agreements with the Diversified Group, and trademarks	15,000
Excess purchase price allocated to goodwill	64,981

$80,149

(10)	We factored our trade accounts receivable with Milberg Factors on July 31, 2005.
(11)	To reflect assets not being acquired and liabilities not being assumed by us in the acquisition of the Acquired Business.

Non-GAAP Financial Measure

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and our factor, to assess:

•	the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness; and

•	our operating performance and return on invested capital as compared to those of other companies in the apparel business, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Twelve Months Ended January 29, 2005				Six Months Ended July 30, 2005
	Historical				Historical
	Cygne(1)	Diversified Apparel(2)	Adjustments	Pro Forma	Cygne(1)	Diversified Apparel(3)	Adjustments	Pro Forma
	($ in thousands)
Reconciliation of EBITDA to Net income (loss)
Net income (loss)	$313	$361	($4,417)	($3,743)	($617)	$2,595	($1,422)	$556
Depreciation and Amortization	330	12	1,500	1,842	132	10	750	892
Interest expense (income), net	145	178	2,232	2,555	(22)	344	1,116	1,438
Provision for income taxes	3	13	0	16	10	1	0	11

EBITDA	$791	$564	$(685)	$670	$(497)	$2,950	$444	$2,897

(1)	Reflects our historical net income for the year ended January 29, 2005 and the six months ended July 30, 2005.
(2)	Reflects Diversified Apparel’s historical statement of income for the year ended January 31, 2005. In order to conform Diversified Apparel’s calendar year-end to our fiscal year end of January 29, 2005, Diversified Apparel’s historical statement of income has been derived from the combination of Diversified Apparel’s 2004 calendar year historical statement of income with the deletion of its actual results for month of January 2004 and the addition of its actual results for the month of January 2005. Diversified Apparel’s first shipments were in June 2004 and pre-shipment expenses were commenced in February 2004. Diversified Apparel was dormant in January 2004.
(3)	Reflects Diversified Apparel’s historical statement of income for the six months ended July 31, 2005. In order to conform Diversified Apparel’s calendar six months-end to our six months ended July 30, 2005, Diversified Apparel’s historical statement of income has been derived from the combination of Diversified Apparel’s historical statement of income for the six months ended June 30, 2005 with the deletion of its actual results for month of January 2005 and the addition of its actual results for the month of July 2005.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables summarize certain selected financial information that should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes, incorporated by reference into this prospectus. The discontinued operation in 2001, 2002, 2003 and 2004 and the reversal of income tax accruals of $4,800,000 and $400,000 in 2002 and 2003, respectively, materially affect the comparability of the financial data reflected below. The historical consolidated statement of income data set forth below does not reflect changes that will occur in the operations and funding of our company as a result of the acquisition of the Acquired Business.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and interim unaudited financial statements and the accompanying notes thereto of us and our consolidated subsidiaries included or incorporated by reference elsewhere in this prospectus. The consolidated statements of income and cash flow data set forth below for the period for 2000 and 2001 and the consolidated balance sheet data as of the last day of our fiscal years ended 2000, 2001 and 2002 are derived from our audited financial statements not included herein. The consolidated statements of income and cash flow data for each of the three years in the period ended January 29, 2005, and the consolidated balance sheet data for each of the periods as of February 1, 2004 and January 29, 2005 are derived from the audited consolidated financial statements incorporated by reference elsewhere in this information statement, and should be read in conjunction with those consolidated financial statements and the accompanying notes. The consolidated statement of income and cash flow data set forth below for the six months ended July 30, 2005 and July 31, 2004, and the consolidated balance sheet data for the six months ended July 30, 2005, are derived from the unaudited consolidated financial statements incorporated by reference into this prospectus. In management’s opinion, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

	Fiscal Year(1)					Six Months Ended
						July 31 2004	July 30 2005
	2000	2001	2002	2003	2004
	(In thousands except per share amounts)
Income Statement Data:
Net sales	$28,381	$28,249	$24,019	$27,082	$28,960	$15,904	$9,617
Cost of goods sold	24,852	23,311	20,694	22,932	25,133	$13,758	8,693

Gross profit	3,529	4,938	3,325	4,150	3,827	2,146	924
Selling, general and administrative	3,508	4,008	3,099	3,448	3,312	1,925	1,451
Provision for impairment of fixed assets(2)	—	—	282	—	—	—	—
Reversal for impairment of Knit business assets(3)	—	(959)	—	—	—	—	—
Provision for restructuring	—	—	—	—	—	—	102
Income (loss) from continuing operations before interest, other expense and income taxes	21	1,889	(56)	702	515	221	(629)
Interest income	(277)	(34)	(24)	(16)	(14)	(7)	(22)
Interest expense	89	195	223	180	159	103	—
Other expense	—	—	—	—	26	—	—

Income (loss) from continuing operations before income taxes	209	1,728	(255)	538	344	125	(607)
Provision (benefit) for income taxes(4)	20	44	(4,750)	(374)	3	10	10

	Fiscal Year(1)					Six Months Ended
						July 31 2004	July 30 2005
	2000	2001	2002	2003	2004
	(In thousands except per share amounts)
Income (loss) from continuing operations	$189	$1,684	$4,495	912	341	115	(617)
(Loss) from discontinued operation, net (includes a (loss) gain on disposal of $(400) and $(479) in year ended February 1, 2003 and January 31, 2004, respectively)(5)	—	(1,905)	(2,410)	(528)	(28)	(15)	—

Net income (loss)	$189	$(221)	$2,085	$384	$313	$100	$(617)

Income (loss) per share-basic and diluted from continuing operations	$0.02	$0.13	$0.36	$0.07	$0.03	$0.01	$(0.05)
(Loss) per share-basic and diluted from discontinued operation	—	$(0.15)	$(0.19)	(0.04)	—	—	—

Net income (loss) per share-basic and diluted	$0.02	$(0.02)	$0.17	$0.03	$0.03	$0.01	$(0.05)

Balance Sheet Data (as of the end of period)

	Fiscal Year(1)					Six Months Ended July 30, 2005
	2000	2001	2002	2003	2004	Actual	Pro Forma as Adjusted(7)
	(in thousands)
Cash	$2,378	$2,558	$2,610	$3,345	$3,575	$3,164	$1,164
Trade accounts receivable/Due from factor(6)	3,633	1,167	2,194	1,775	837	1,732	1,732
Inventory	5,225	2,350	1,939	2,206	2,707	2,407	2,407
Total assets	14,986	15,537	9,818	9,529	9,160	9,661	87,304
Working capital	3,035	2,427	5,323	5,742	6,003	4,990	672
Stockholders’ equity	5,332	5,111	7,115	7,502	7,715	7,102	34,927

(1)	References to a year are to our fiscal year commencing in that calendar year and ending on the Saturday nearest January 31 of the following year. The fiscal year ended February 3, 2001 consisted of 53 weeks. All other years presented consist of 52 weeks. We have never declared or paid cash dividends on our Common Stock.
(2)	The provision of $282,000 for impairment of the fixed assets represents the book value of obsolete sewing machines and pressing equipment located in our Guatemalan factory.
(3)	On November 15, 1999, we consummated the sale of our Israeli knit business to Jordache Limited. The assets transferred to Jordache consisted of substantially all of the assets used by the knit business in the manufacture of women’s knit clothing. We recorded an impairment of knit business assets of $2,564,000 in 1998 and $1,625,000 in 1999. However, our actual expense was $3,230,000 and the excess $959,000 of the provision for impairment of knit business assets was reversed in 2001.
(4)	As the result of our settlement agreement with the U.S. Internal Revenue Service, we reversed a tax accrual of $4,800,000 established in connection with a potential deficiency at May 4, 2002. At January 31, 2004, we reversed a part of a tax audit reserve by $400,000 based on our knowledge of the status of the issues of the audit of a subsidiary located in Guatemala.
(5)	Pursuant to an agreement dated June 10, 2002 modified by an amendment dated July 29, 2002, we sold our Jordanian business to Century Investment Group (“CIG”) for $833,000 plus the assumption of all outstanding liabilities of the Jordanian company of approximately $943,000. The agreement also stated that any disputes between the parties must be submitted to arbitration in Jordan.

The first payment of $400,000 was received at the closing and the final payment of $433,000 was due on April 30, 2003. As we have not received the final payment of $433,000, we have submitted our claim for this payment to arbitration. As the outcome of this arbitration is uncertain, our management, at January 31, 2004, deemed it appropriate to provide a reserve of $433,000 against this receivable.

We agreed not to compete with CIG for knit business in Jordan for five years starting June 1, 2002 in consideration of $350,000 payable by February 5, 2006. In connection with the non-compete agreement, we recorded deferred income of $350,000 which we were amortizing to income over a five-year period. At January 31, 2004, as a result of the uncertainty of the arbitration with CIG, we have discontinued the amortization of remaining deferred income of $309,000, and have reserved the corresponding net receivable of $309,000 and have written off the related deferred income. The impact of these transactions had no effect on the results of continuing operations.

The sale of the Jordanian business and its related operating results have been excluded from the results from continuing operations and is classified as a discontinued operation for all periods presented in accordance with the requirements of FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”.

(6)	The balances shown under the caption “Trade Accounts Receivable” for fiscal years 2000 and 2004 and July 30, 2005 represent amounts due from customers; balances shown for years 2001, 2002 and 2003 represent amounts due from GMAC, our factor for those fiscal years.
(7)	Gives effect to the acquisition of the Acquired Business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a merchandiser and manufacturer of private label women’s career and casual apparel with sales primarily to New York & Company, Inc., which we also refer to as NY&C (Lerner New York changed its name to New York & Company, Inc. in May 2004). In addition, since our acquisition of the branded and private label denim apparel business of Diversified Apparel on July 31, 2005, a designer, merchandiser and wholesaler of branded and private label denim clothing, primarily jeans, to the junior’s and missy markets in the United States. Our largest private label denim customers as a result of the acquisition are JCPenney and Kohl’s. As a private label manufacturer, we produce apparel upon orders from our customers, for sale under the customers’ own labels, rather than producing our own inventory of apparel for sale under a Cygne label. Our branded denim products are sold under the names “Hippie,” “Hippie Jeans,” “Hint Jeans,” “Manhattan Blues” and “Donna Longo.”

“Hippie” brand products are distributed to the junior’s market. Retail price points for the “Hippie” brand are currently between $68.00 and $98.00. “Hint Jeans” are distributed to the junior’s market. Retail price points for the “Hint Jeans” brand are currently between $34.99 and $49.99. “Manhattan Blues” products will be distributed to the missy market comprised of women over the age of 25 years at retail price points currently between $68.00 and $98.00. We are currently in the process of launching our newly developed “Donna Longo” brand. Like the “Manhattan Blues” line, the “Donna Longo” line will be distributed to the premium moderate missy market. Retail price points for the “Donna Longo” brand are currently between $34.99 and $49.99.

The manufacture of private label apparel is characterized by high volume sales to a small number of customers at competitive prices. Although private label gross margins are lower than the gross margins in the brand name apparel industry, collection and markdown costs are typically commensurably lower, and inventory turns are generally higher. Inventory risks are also generally reduced because the purchasing of fabric and other supplies begins only after purchase commitments have been obtained from customers. We believe that retailers, including customers of ours, are increasingly sourcing private label products themselves rather than utilizing outside vendors like us.

We manufacture our non-denim private label products at our facilities in Guatemala or through third party manufacturers. Our branded and private label denim products will be manufactured for us by AZT International S. de R.L. de C.V., an affiliate of Diversified Apparel, or through other third party manufacturers.

We historically have been dependent on one or more key customers. A significant portion of our sales has been and is expected to continue to be to NY&C. Sales to NY&C accounted for approximately 93%, 82%, 91% and 93%, respectively, of our net sales from continuing operations for the six months ended July 30, 2005 and the years 2004, 2003 and 2002. On a pro forma basis, after giving effect to the acquisition of the branded and private label denim apparel business from Diversified Apparel, our sales to NY&C would have accounted for approximately 18% and 49% of our net sales from continuing operations for the six months ended July 30, 2005 and fiscal 2004. Diversified Apparel’s sales to JCPenney and Kohl’s accounted for approximately 28% and 23%, respectively, of Diversified Apparel’s unaudited net sales for the six months ended July 31, 2005 and approximately 58% and 7%, respectively, of Diversified Apparel’s net sales for fiscal 2004.

Although we have long-established relationships with our key customers, NY&C and, through our acquisition of Diversified Apparel’s business, JCPenney and Kohl’s, we do not have long-term contracts with NY&C, JCPenney or Kohl’s. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with NY&C, JCPenney, Kohl’s and other private label and branded customers. We continue to strive to maintain our positive working relationships with NY&C, JCPenney and Kohl’s by providing on-time deliveries of quality products.

We cannot assure you that NY&C, JCPenney or Kohl’s will continue to purchase merchandise from us at the same rate as they have historically from us or Diversified Apparel, respectively, or at all in the future, or that we will be able to attract new customers. In addition, as a result of our dependence on NY&C, JCPenney and Kohl’s, NY&C, JCPenney and Kohl’s have the ability to exert significant control over our business decisions, including prices.

On July 31, 2005, we acquired the branded and private label denim apparel business from Diversified Apparel, a privately-held company principally owned by Hubert Guez, pursuant to an asset purchase agreement. The assets we acquired from Diversified Apparel included, among other things, Diversified Apparel’s:

•	tangible personal property;

•	open purchase orders;

•	New York showroom leases for the property located on the fourth floor of 215 West 40th Street; and

•	trademarks and intellectual property associated with the Acquired Business, including the trademarks for “Hippie,” “Hippie Jeans,” “Manhattan Blues,” “Hint Jeans” and “Donna Longo” branded apparel business.

In consideration for the assets we acquired from Diversified Apparel, we:

•	issued to Diversified Apparel 10,500,000 shares of our common stock;

•	issued to Diversified Apparel the Note, in the principal amount of $47.5 million;

•	paid $2 million in cash to Diversified Apparel on the closing date; and

•	agreed to pay to Diversified Apparel deferred purchase price payments totaling $1,750,000 in seven monthly installments of $250,000 each, without interest, on the last day of each month commencing with August 2005; provided that, the first through fifth installments of such monthly payments may be deferred for up to 180 days each, to the extent that our Board of Directors determines in its good faith sole discretion that any or all of such first through fifth installments of such monthly payments will adversely affect our business or financial condition. Our Board of Directors determined that the August payment would adversely affect our business and financial condition and, accordingly, elected to defer the August 2005 payment.

We also entered into several related agreements, including a registration rights agreement, the Note, a supply agreement, a distribution agreement and a restrictive covenant agreement described below. In addition, in connection with this acquisition, we entered into a factoring agreement with Milberg Factors, Inc. See “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.”

Effective January 1, 2005, the United States of America, or the USA, has discontinued textile import quotas affecting the products sourced by us. As a result, the USA total imports from China during the first half of 2005, including the product categories manufactured by us in Guatemala, have increased substantially. The USA has established a safeguard program which will limit the increase in apparel imports from China for calendar year 2005. Notwithstanding the USA 2005 safeguard programs, we anticipate that our results of operations could be adversely affected for the balance of 2005 as compared to 2004 on account of the increase in imports from China. During the first half of 2005 there was downward pressure on gross margins for the year 2005 as a result of the competition from Chinese imports, and we believe this trend could continue.

The Central American countries, which include Guatemala, and the USA, have negotiated a Central America Free Trade Agreement, or CAFTA. CAFTA will allow the USA duty free imports from Guatemala if the woven fabric is manufactured using the USA yarn. We anticipate that, over time, CAFTA may make Guatemala more competitive with imports from China in the categories manufactured by us in Guatemala. CAFTA was signed into law by the USA on August 2, 2005.

On May 13, 2001, we acquired a knit business located in Jordan from Best Knits, L.L.C. and the trade name Best Knits, which we refer to as the “Jordanian business”. We accounted for this transaction as a purchase.

Under an agreement dated June 10, 2002, which was modified by an amendment dated July 29, 2002, we sold our Jordanian business to Century Investment Group, or CIG, for $833,000 plus the assumption of all outstanding liabilities of the Jordanian company of approximately $943,000. The agreement also stated that any disputes between the parties must be submitted to arbitration in Jordan.

The first payment of $400,000 was received at the closing and the final payment of $433,000 was due on April 30, 2003. As we have not received the final payment of $433,000, we have submitted a claim for this payment to arbitration. As the outcome of this arbitration is uncertain, our management, at January 31, 2004, deemed it appropriate to provide a reserve of $433,000 against this receivable. In April 2005, we determined that it would not be cost-effective to continue with this arbitration case and notified the arbitrators that we had withdrawn our case against CIG.

We agreed not to compete with CIG for knit business in Jordan for five years starting June 1, 2002 in consideration of $350,000 payable by February 5, 2006. In connection with the non-compete agreement, we recorded deferred income of $350,000 which we were amortizing to income over a five-year period. At January 31, 2004, as a result of the uncertainty of the arbitration with CIG, we discontinued the amortization of remaining deferred income of $309,000, and reserved the corresponding net receivable of $309,000 and wrote off the related deferred income. The impact of these transactions had no effect on the results of continuing operations.

The sale of the Jordanian business and its related operating results have been excluded from the results from continuing operations and is classified as a discontinued operation for all periods presented in accordance with the requirements of FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. We decided to sell the Jordanian business as a result of the political uncertainty in the region that adversely affected the profitability of the business.

The provision for restructuring of $102,000 recorded in the first quarter of 2005 represents the severance cost associated with the reduction of the production capacity at our Guatemalan facility. On January 1, 2005, the USA discontinued its textile import quotas. As a result, our customers have been able to secure some of their products previously purchased from us from China and other countries in the Orient at a lower price.

We are continuing to review our existing business operations and could incur additional costs in the future associated with the further restructuring of our operations.

The apparel industry is highly competitive and historically has been subject to substantial cyclical variation, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. This could have a material adverse effect on our business. Retailers, including our customers, are increasingly sourcing private label products themselves rather than utilizing outside vendors like us.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

The policies with the greatest potential effect on our financial condition, results of operations and cash flows include our estimate on the collectibility of our trade accounts receivable, the recovery value of our inventory, the amount of income taxes that may be assessed by the taxing authorities upon audit of our tax returns, and the valuation allowance against the deferred tax asset.

For trade accounts receivable, we estimate the net collectibility, considering both historical and anticipated deductions taken by customers. For inventory, we value our inventory of seconds and of excess production at no value. For amounts of additional income taxes that may be assessed by the various taxing authorities upon audit of our tax returns, we estimate the amount based upon our knowledge of the cases and upon the advice of our tax counsel.

For the valuation allowance against the deferred tax asset, we have recorded a valuation allowance against the entire deferred tax asset due to our history of reported losses in the United States. However, should we conclude that future profitability is reasonably assured, the value of the deferred tax asset would be increased by the elimination of some or all of the valuation allowance.

If we incorrectly anticipate these trends or unexpected events occur, our results of operations could be materially affected.

Some of the other items in our financial statements requiring significant estimates and judgments are as follows:

Depreciation and Amortization

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life or term of the related lease.

Revenue Recognition

Revenues are recorded at the time of shipment of merchandise, provided that the price is fixed, title has been transferred, collection of the resulting receivable is reasonably assured and we have no significant obligations remaining to be performed.

Foreign Currency Exchange

We negotiate substantially all our purchase orders with our foreign manufacturers in U.S. dollars. Thus, notwithstanding any fluctuation in foreign currencies, our cost for any purchase order is not subject to change after the time the order is placed. However, the weakening of the U.S. dollar against local currencies could lead certain manufacturers to increase their U.S. dollar prices for products.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Results of Operations

The following table is derived from our consolidated statements of operations for continuing operations and expresses for the periods indicated certain data as a percentage of net sales.

	Year			Six Months Ended
	2004	2003	2002	July 30, 2005	July 31, 2004
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%

Gross profit	13.2	15.3	13.8	9.6	13.5
Selling, general and administrative expenses	11.4	12.7	12.9	15.0	12.1
Provision for impairment of fixed assets	—	—	1.2	—	—
Provision for restructuring	—	—	—	1.1	—

Income (loss) from continuing operations	1.8	2.6	(0.3)	(6.5)	1.4
Interest (income) expense, net	0.5	0.6	0.8	(0.2)	0.6
Other expense	0.1	—	—	—	—
Provision (benefit) for income taxes	—	(1.4)	(19.8)	(0.1)	0.1

Income (loss) from continuing operations	1.2%	3.4%	18.7%	(6.4)%	0.7%

Six months ended July 30, 2005 (first half of 2005) compared to six months ended July 31, 2004 (first half of 2004)

Net Sales

Net sales for the first half of 2005 were $9,617,000, a decrease of $6,287,000, or 40%, from the sales of $15,904,000 in the first half of 2004.

The decrease in sales in the first half of 2005 compared to the first half of 2004 of $6,287,000 resulted from decreased sales to NY&C of $3,374,000, decreased sales to Jordache Enterprises of $2,993,000, and increased sales to other customers of $80,000.

The decrease in the programs offered by NY&C to us in the first half of 2005 was a direct result of NY&C placing orders in China and other counties in the Orient. We believe that reduction of programs offered to us by NY&C may continue for the balance of the year 2005 as compared to year 2004. Jordache is no longer a customer.

For the six months ended July 30, 2005 and July 31, 2004, sales to NY&C accounted for 93% and 77% of our net sales.

Gross Profit

The gross profit for the first half of 2005 was $924,000, or 9.6% of net sales, a decrease of $1,222,000 or 57% from the gross profit of $2,146,000, or 13.5% of net sales for the first half of 2004. The decrease in gross profit for the first half of 2005 compared to the comparable periods in 2004 was attributable to the downward pressure on NY&C gross margins as a result of competition from imports from China and other countries in the Orient, decrease in gross profit on account of lower sales in the first half of 2005 as compared to the same period in 2004, partially offset by the sale of second quality garments in the first quarter of 2005 of $220,000 which had been marked down in year 2004.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for the first half of 2005 were $1,451,000, a decrease of $474,000 or 25% from $1,925,000 for the first half of 2004. The decreases in expense in the second quarter and first half of 2005 compared to the comparable periods in 2004 were primarily decreases in personnel costs, sales commissions, rent expense and the non recurring 2004 one time New York office move expense.

Provision for Restructuring

The provision of restructuring of $102,000 recorded in the first half of 2005 represents the severance cost associated with the reduction of the production capacity at our Guatemalan manufacturing facility. On January 1, 2005, United States discontinued its textile import quotas. As a result, our customers have been able to secure some of their products previously purchased from us from China and other countries in the Orient at a lower price.

Interest

There was no interest expense for the first half of 2005 compared to $103,000 in the first half of 2004. We did not have a credit facility in the first half of 2005. Interest expense for the first half of 2004 included factor fees and the amortization of deferred financing costs.

Provision for Income Taxes

The tax provision for income taxes for the first half of 2005 was $10,000 as compared to a provision for income taxes of $10,000 for the first half of 2004.

In 2001, the Guatemalan Internal Revenue Service commenced an audit of the Guatemalan tax returns filed by JMB Internacional, S.A., our 100% owned Guatemalan subsidiary, for its taxable years 1998, 1999, and 2000. At July 30, 2005, based upon our knowledge of the status of the issues of the audit, management provided a tax reserve for this audit of $470,000. There has been no audit activity or inquires since 2001.

2004 compared to 2003

The sale of the Jordanian business and its related operating results have been excluded from the results from continuing operations and is classified as a discontinued operation for all periods presented in accordance with the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Net Sales

Net sales from continuing operations for 2004 were $28,960,000, an increase of $1,878,000, or 6.9%, from $27,082,000 in 2003.

The increase in sales for the year 2004 compared to the year 2003 resulted from an increase in sales to Jordache Enterprises of $1,988,000 and an increase in sales to other customers of $793,000, partially offset by a decrease in sales to NY&C of $903,000.

The increase in sales to Jordache Enterprises for the year 2004 compared to year 2003 was the result of the number and size of the programs that Jordache purchased from us. Jordache Enterprises is no longer a customer of ours.

The decrease in sales to NY&C for the year 2004 compared to the year 2003 was the result of the number and size of the programs that NY&C purchased from us.

NY&C and Jordache accounted for 82% and 14%, respectively, of our net sales for the year 2004 and 91% and 8%, respectively, of our net sales for the year 2003.

At January 29, 2005, we had unfilled confirmed customer orders of $4,800,000 compared to $4,600,000 at January 31, 2004. In general, the amount of unfilled orders at a particular time is affected by a number of factors, including the scheduling of manufacture and shipping of the product which, in some instances, depends on the customers’ demands. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments. Our experience has been that the cancellations, rejections or returns of orders do not materially reduce the amount of sales realized from our backlog.

Gross Profit

The gross profit for the year 2004 was $3,827,000, or 13.2% of net sales, a decrease of $323,000, or 7.8%, from the gross profit of $4,150,000, or 15.3% of net sales, for the year 2003.

The decrease in gross profit for the year 2004 compared to the year 2003 was attributable to higher overhead at our Guatemala manufacturing facility and higher fabric and freight variances, offset in part by the increase in sales volume in year 2004 over year 2003 and the sale of second quality inventory for $300,000 which had been marked down in prior periods.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for 2004 were $3,312,000, a decrease of 136,000, or 3.9%, from $3,448,000 in 2003. The decrease in expense for the year 2004 compared to the year 2003 was principally lower payroll expense in 2004 than in 2003.

Interest

Interest expense includes factor fees, factor early termination fees and the amortization of the deferred financing cost. Interest expense for the year 2004 was $159,000, a decrease of $21,000 from $180,000 from the year 2004. The decrease in interest expense is attributable to lower usage of factor fees in 2004 than 2003.

Other expense

Other expense for the year 2004 of $26,000 represents a loss on expired warrants issued by a third party for the purchase of its common stock.

Provision (Benefit) for Income Taxes

The provision for income taxes for the year 2004 was $3,000 as compared to an income tax benefit of $374,000 in the year 2003. The 2004 provision was comprised of $15,000 of state and local income taxes, which was offset by a reversal of $12,000 of a prior year local tax provision, leaving a net provision for year 2004 of $3,000. In 2004, we settled a local tax audit. As a result of this settlement, we have reversed an excess tax accrual of $12,000 established in prior years in connection with this audit.

The 2003 provision was comprised of $15,000 of state and local income taxes and $11,000 of foreign income tax for a total gross provision of $26,000, which was offset by a reversal of $400,000 of a prior year tax provision for Guatemalan tax leaving a net benefit for the year 2003 of $374,000.

Since 2001, the Guatemalan Internal Revenue Service has been conducting an audit of the Guatemalan tax returns filed by JMB Internacional, S.A., our 100% owned Guatemalan subsidiary, for its taxable years 1998, 1999, and 2000. At January 31, 2004, based upon their knowledge of the status of the issues of the audit, our management has decreased its original tax reserve for this audit by $400,000 and has shown this reduction as benefit for income taxes on the consolidated statement of operations for 2003.

Discontinued Operation

The sale of the Jordanian business in 2002 and its related operating results have been excluded from the results from continuing operations and are classified as a discontinued operation for all periods presented in accordance with the requirements of SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. The discontinued operation expense of $28,000 in the year 2004 represents professional fees incurred in connection with our arbitration case against CIG for the collection of our receivable from CIG of $433,000.

2003 compared to 2002

Net Sales

Net sales from continuing operations for 2003 were $27,082,000, an increase of $3,063,000, or 12.8%, from $24,019,000 in 2002.

The increase in sales for the year 2003 compared to the year 2002 resulted from an increase in sales to NY&C of $2,201,000, and sales to Jordache Enterprises of $2,196,000, offset by a decrease in sales to Dillard’s and to other customers of $1,019,000 and $315,000, respectively. The increase in sales to NY&C for the year 2003 compared to the year 2002 was the result of the number and size of the programs that NY&C purchased from us. Jordache Enterprises is a new customer in 2003. The elimination of the sales to Dillard’s was caused by Dillard’s discontinuing the product category that it was purchasing from us in April 2002.

NY&C accounted for 91% of our net sales for the year 2003 as compared to 93% of the net sales in year 2002.

At January 31, 2004 we had unfilled confirmed customer orders of $4,600,000 compared to $6,700,000 at February 1, 2003. In general, the amount of unfilled orders at a particular time is affected by a number of factors, including the scheduling of manufacture and shipping of the product which, in some instances, depends on the customer’s demands. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments. Our experience has been that the cancellations, rejections or returns of orders do not materially reduce the amount of sales realized from our backlog.

Gross Profit

The gross profit for the year 2003 was $4,150,000, an increase of $825,000, or 24.8%, from the gross profit of $3,325,000 for the year 2002.

The increase in gross profit for the year 2003 compared to the year 2002 was attributable to an increase in sales in the year 2003 as compared to the year 2002, the reduction of the year 2002 overhead at our Guatemala facility and a slight increase in initial gross margin in the year 2003 as compared to the year 2002.

The maintained gross margin for the year 2003 was 15.3% compared to 13.8% for the year 2002. The increase in maintained gross margin was attributable to a more favorable product mix in 2003 compared to 2002 and the reduction of the 2002 overhead at our Guatemala manufacturing facility.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for 2003 were $3,448,000, an increase of 349,000, or 11.2%, from $3,099,000 in 2002.

The increase in expense in the year 2003 compared to the year 2002 was primarily the cost of the establishment of a sales and merchandising team for the new knit business, the increase in staff salaries and bonuses, and the increase in sales commissions offset by a reduction in professional fees and insurance expense.

Provision for Impairment of Fixed Assets

The provision of $282,000 for impairment of fixed assets in 2002 represents the book value of obsolete sewing machines and pressing equipment located in our Guatemalan factory. These machines have been discarded.

Interest

Interest expense includes factor fees and the amortization of the deferred financing cost.

Interest expense for 2003 was $180,000, a decrease of $43,000 or 19.3% from $223,000 for 2002. The decrease in interest expense is primarily attributable to lower usage of factor fees in the year 2003.

Provision (Benefit) for Income Taxes

The provision for income taxes for 2003 for minimum state income and foreign taxes was $26,000 as compared to $50,000 in 2002. The reduction in minimum taxes in 2003 over 2002 of $24,000 is due to a reduction in Guatemalan minimum income taxes. The 2003 provision included a reversal of $400,000 of a prior year tax provision for Guatemalan tax, leaving a net benefit for the year 2003 of $374,000. The 2002 provision included a reversal of $4,800,000 of a prior year U.S. tax provision, leaving a net benefit for the year 2002 of $4,750,000.

In March 2002, the U.S. Internal Revenue Service, or IRS, concluded its audit of the U.S. Federal income tax returns filed by GJM (US) Inc., our 100% owned subsidiary, for its taxable years ending December 31, 1989 through October 7, 1994. We and the IRS executed a settlement agreement stating that no tax payment is due. As a result of this settlement, we in the first quarter of 2002 reversed our tax accrual of $4,800,000 established in connection with this audit.

Since 2001, the Guatemalan Internal Revenue Service has been conducting an audit of the Guatemalan tax returns filed by JMB Internacional, S.A., our 100% owned Guatemalan subsidiary, for its taxable years 1998, 1999, and 2000. At January 31, 2004, based upon its knowledge of the status of the issues of the audit, our management has decreased our original tax reserve for this audit by $400,000 and has shown this reduction as benefit for income taxes on the consolidated statement of operations for 2003.

Discontinued Operation

The sale of the Jordanian business in 2002 and its related operating results for years 2003 and 2002 have been excluded from the results from continuing operations and are classified as a discontinued operation for all periods presented in accordance with the requirements of FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. The discontinued operation expense for 2003 of $528,000 is comprised of a reserve of $433,000 against the current arbitration, $46,000 of non-collectible Jordan custom security deposits, and $49,000 for legal and other professional fees incurred connection with our arbitration case against CIG for the collection of $433,000. The first payment of $400,000 was received at the closing and the final payment of $433,000 was due on April 30, 2003. As we have not received the final payment of $433,000, we have submitted our claim for this payment to arbitration. As the outcome of this arbitration is uncertain, our management, at January 31, 2004, deemed it appropriate to provide a reserve of $433,000 against this receivable.

We agreed not to compete with CIG for knit business in Jordan for five years starting June 1, 2002 in consideration of $350,000 payable by February 5, 2006. In connection with the non-compete agreement, we recorded deferred income of $350,000 which we were amortizing to income over a five-year period. At January 31, 2004, as a result of the uncertainty of the arbitration with CIG, we have discontinued the amortization of remaining deferred income of $309,000, and have reserved the corresponding net receivable of $309,000 and have written off the related deferred income. The impact of these transactions had no effect on the results of continuing operations.

Liquidity and Capital Resources

We did not have a credit facility during the first half of 2005.

On July 31, 2005, in connection with our purchase of the Acquired Business we issued the $47.5 million Note to Diversified Apparel. The maturity date of the Note is April 30, 2012. The Note bears interest at 4.7% per annum, compounded annually. Interest and principal on the Note are payable quarterly commencing on October 31, 2006. The principal amount of the Note is payable in five quarterly payments of $1,500,000 commencing on October 31, 2006 and sixteen quarterly payments of $2,500,000 commencing on April 30, 2009, with the final payment to be made on the maturity date. For a more detailed description of the Note, see “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.”

In addition, we paid $2,000,000 in cash to Diversified Apparel at the closing and agreed to pay to Diversified Apparel deferred purchase price payments totaling $1,750,000 in seven monthly installments of $250,000 each, without interest, on the last day of each month commencing with August 2005; provided that, the first through fifth installments of such monthly payments may be deferred for up to 180 days each, to the extent that our Board of Directors determines in its good faith sole discretion that any or all of such first through fifth installments of such monthly payments will adversely affect our business or financial condition. Our Board of Directors determined that the August payment would adversely affect our business and financial condition and, accordingly, elected to defer the August 2005 payment.

We also entered into a factoring agreement with Milberg Factors, Inc. in connection with our purchase of the Acquired Business, pursuant to which we will sell all our receivables which are acceptable to Milberg. The Factoring Agreement has an initial term of one year and thereafter will be automatically renewed for successive periods of one year unless terminated by us at the conclusion of its initial term or any renewal term by giving Milberg at least sixty days prior written notice; provided, however, that Milberg may terminate the Factoring Agreement at any time during the initial term or any renewal term by giving us at least sixty days prior written notice. For a more detailed description of the Factoring Agreement, see “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.”

Subject to a subordination agreement between Diversified Apparel and Milberg, we are required to use fifty percent of the net proceeds of any sale of our debt securities in a public offering or a private placement (but not including any bank debt, debt to any senior lender as set forth in the Note or any other ordinary course short term obligations) or any sale of our equity securities (other than pursuant to the exercise of options to purchase securities) to prepay the Note, with the principal amount of the Note being reduced by the amount of the prepayment at a discount of one percent (1%) of the prepayment.

On May 11, 2001 we entered into a Revolving Credit and Security Agreement and a Factoring Agreement with GMAC Commercial Credit LLC, or GMAC. The Agreement was cancelled on December 31, 2002.

Effective January 1, 2003, we entered into an Amended and Restated Factoring Agreement with GMAC Commercial Credit LLC. This agreement, which was scheduled to terminate on December 31, 2004, was terminated on October 30, 2004. We paid GMAC its contractual early termination fee of $22,500.

Net cash provided by operating activities of the first half of 2005 was $115,000. The components of cash provided by operating activities totaling $1,495,000 are (i) a decrease in inventories of $300,000, (ii) a decrease in other receivables and prepaid expenses of $81,000, (iii) an increase in accounts payable of $864,000 and (iv) an increase in accrued expenses and income taxes payable of $250,000. The cash provided by operations was partially offset by cash used in operations totaling $1,380,000. The components of cash used in operating activities are (a) our net loss of $617,000, including depreciation of $132,000 and (b) an increase in trade accounts receivable of $895,000.

Net cash used in operating activities for the first half of 2004 for the discontinued operation was $15,000. Net cash used in operating activities for the first half of 2004 for continuing operations was $1,231,000. The components of cash used in continuing operating activities totaling $3,018,000 are (i) an increase in inventories of $1,094,000, (ii) an increase in due from factor of $1,912,000, and (iii) a decrease in income taxes payable of $12,000. The cash used in continuing operations was partially offset by cash provided by operations totaling $1,787,000. The components of cash provided are (a) a decrease of other receivables and other assets of $92,000, (b) an increase in accounts payable of $1,386,000, (c) an increase in accrued expenses of $54,000, and (d) net income of $115,000 and depreciation of $140,000 from continuing operations.

Cash used in investing activities in the first half of 2005 of $532,000 consisted of costs incurred in connection with the purchase of the Acquired Business of $506,000, the purchase of sewing machines for $11,000, and the purchase of computers for $15,000.

Cash used in investing activities in the first half of 2004 of $155,000 consisted of the purchase of computer equipment in the amount of $13,000, sewing machines in the amount of $32,000, and leasehold improvements to its New York office of $110,000.

The financing activities in the first half of 2005 consisted of the issuance of common stock for $6,000 upon the exercise of stock options. There were no financing activities in the first half of 2004.

At July 30, 2005 and January 29, 2005, working capital was $4,990,000 and $6,003,000, respectively.

Total net cash provided by operating activities for the year 2004 was $522,000 compared to total net cash provided for the year 2003 of $1,054,000.

Net cash used in operating activities for the year 2004 from the discontinued operation was $28,000. Net cash provided by operating activities in 2004 from continuing operations was $550,000. The components of cash provided by continuing operations totaling $1,633,000 were (i) a decrease in trade accounts receivable and other assets of $948,000 and (ii) net income from continuing operations of $685,000. The cash provided by continuing operations was partially offset by the use of funds in operations of $1,083,000. The components of cash used in operations were (a) an increase in inventories of $501,000, (b) an increase in other receivables of $12,000, (c) a decrease in accounts payable of $261,000 and (d) a decrease in accrued expenses and income taxes payable of $309,000

Net cash used in operating activities for the year 2003 from the discontinued operation was $49,000. Net cash provided by operating activities in 2003 from continuing operations of $1,103,000. The components of cash provided by continuing operations totaling $1,692,000 were (i) a decrease in trade accounts receivable of $419,000, (ii) a decrease in other receivables of $125,000, (iii) an increase in accrued expenses and income taxes payable of $355,000, and (iv) net income from continuing operations of $793,000. The cash provided by continuing operations was partially offset by the use of funds in operations of $589,000. The components of cash used in operations are (a) an increase in inventories of $267,000 and (b) a decrease in accounts payable of $322,000.

Cash used in investing activities in 2004 was $292,000. The cash used by investing activities consisted of the purchase of sewing machines and other equipment for the Guatemalan facility in the amount of $95,000, the purchase of computer equipment for the New York office in the amount of $31,000, and leasehold improvements for the New York office of $166,000.

Cash used in investing activities in 2003 was $319,000. The cash used by investing activities consisted of the purchase of sewing machines and other equipment for the Guatemalan facility in the amount of $288,000 and the purchase of computer equipment for the New York office and the Guatemala facility in the amount of $31,000.

There was no cash used in financing activities in 2004 or 2003.

At January 29, 2005 and January 31, 2004, working capital was $6,003,000 and $5,742,000 respectively.

Our financial performance for 2005 will depend on a variety of factors, including the amount of sales to NY&C, the successful integration and operation of the Acquired Business, including the amount of sales to JCPenney, and the effect on our business on account of the discontinued textile import quotas by the United States effective January 1, 2005. As a result of the discontinuance of textile import quotas our customers may be able to secure the products currently being purchased from us in other places at a lower price. If we have significant operating losses, we could face severe liquidity pressures, which would adversely affect our financial condition and results of operations and cash flows. We have in the past incurred costs in restructuring our operations due to the loss of customers and could incur additional costs in the future associated with the restructuring of our operations. We believe that we will have sufficient working capital to support the business for the next twelve months.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments at July 30, 2005 on a pro forma basis after giving effect to the acquisition Acquired Business are as follows:

		Payments Due By Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual Obligations
Deferred purchase payment	1,750	1,750	—	—	—
Subordinated note	47,500	—	7,500	22,500	17,500
Operating leases	749	267	482	—	—
Purchase obligations for inventory	6,223	6,223	—	—	—

Total Contractual Obligations	56,222	8,240	7,982	22,500	17,500

We have an employment agreement with Bernard Manuel through April 30, 2006. Future minimum aggregate annual payments under this agreement at July 30, 2005 amounts to approximately $537,872. Our officers and employees may receive additional compensation based upon our income, as defined.

Effective as of July 31, 2005 the Employment Agreement between us and Roy Green, made as of May 1, 1993, was terminated, except for certain non-compete provisions which survived such termination. Upon termination of the Employment Agreement, Mr. Green became an at-will employee with a base salary of $245,000 per annum. Mr. Green continues to serve as our Senior Vice President—Chief Financial Officer and Secretary. See “Prospectus Summary—Recent Developments—Termination of Employment Agreement of Roy Green.”

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business.

We entered into a supply agreement with AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel. Under the supply agreement, AZT will manufacture or supply us with our entire requirements of branded and private label denim apparel of the type sold by Diversified Apparel, which we refer to as Denim Products, until at least July 31, 2007. Pricing under the supply agreement is based on providing us with certain gross margins on resales of Denim Products. Although AZT is obligated to deliver Denim Products we order under the supply agreement, we have no obligation to source Denim Products from AZT. In the event that, at any given time, purchase orders outstanding from us equal or exceed $7.5 million, at the request of AZT, we will advance to AZT 50% of any such amounts exceeding $7.5 million in order to finance production.

We also guaranteed all of Diversified Apparel’s obligations to Milberg under Diversified Apparel’s factoring agreement with Milberg, which at July 31, 2005 aggregated approximately $19,000,000. With respect to such guarantee, Diversified Apparel and Mr. Guez, jointly and severally, provided a guaranty to us with any respect to any payments we are obligated to make to Milberg under the guaranty and agreed that Diversified Apparel would not incur any future obligations to Milberg.

Effect of New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 retains the general principle of ARB 43, Chapter 4, “Inventory Pricing (AC Section I78),” that inventories are presumed to be stated at cost; however, it amends ARB 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We have evaluated SFAS No. 151 and do not anticipate that the adoption of SFAS No. 151 would have a material impact on our financial condition, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment.” SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. SFAS 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement becomes effective for our annual reporting period that begins in February 2006. We are required to implement this new standard in the quarter ending April 29, 2006. The impact of this new standard, if it had been in effect, would have had no effect on the net earnings and related per share amounts of our fiscal years ended in January 2005, 2004 and 2003 and our six months ended July 30, 2005 and July 31, 2004.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principal. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. We have evaluated SFAS No. 154 and we do not anticipate that the adoption of SFAS No. 154 would have a material impact on our financial condition, results of operations and cash flows.

Inflation

We do not believe that the relatively moderate rates of inflation which have been experienced in the United States, where we compete, have had a significant effect on our net sales or profitability. However, if the rate of inflation were to increase, in part because of the increase in fuel and transportation prices, our gross margins could be substantially adversely affected. We do not believe that, due in part to the competitive nature of our industry, we would have the ability to substantially raise the prices of our products in the short run. Accordingly, unless we are successful in increasing the volume of our sales and reducing our expenses, substantial inflation could materially adversely harm our business and financial condition.

BUSINESS

General

We are a merchandiser and manufacturer of private label women’s career and casual apparel with sales primarily to New York & Company, Inc., which we also refer to as NY&C (Lerner New York changed its name to New York & Company, Inc. in May 2004). In addition, since our acquisition of the branded and private label denim apparel business of Diversified Apparel on July 31, 2005, we are a designer, merchandiser and wholesaler of branded and private label denim apparel, primarily jeans, to the junior’s and missy markets in the United States. Our largest private label denim customers as a result of the acquisition are JCPenney and Kohl’s. As a private label manufacturer, we produce apparel upon orders from our customers, for sale under the customers’ own labels, rather than producing our own inventory of apparel for sale under a Cygne label. Our branded denim products are sold under the names “Hippie,” “Hippie Jeans,” “Hint Jeans,” “Manhattan Blues” and “Donna Longo.”

“Hippie” brand products are distributed to the junior’s market. Retail price points for the “Hippie” brand currently are between $68.00 and $98.00. Hint Jeans are distributed to the junior’s market. Retail price points for the Hint Jeans brand are currently between $34.99 and $49.99. “Manhattan Blues” products will be distributed to the missy market comprised of women over the age of 25 years at retail price points currently between $68.00 and $98.00. We are currently in the process of launching our newly developed “Donna Longo” brand. Like the “Manhattan Blues” line, the Donna Longo line will be distributed to the missy market. Retail price points for the “Donna Longo” brand are currently between $34.99 and $49.99.

The manufacture of private label apparel is characterized by high volume sales to a small number of customers at competitive prices. Although private label gross margins are lower than the gross margins in the brand name apparel industry, collection and markdown costs are typically commensurably lower, and inventory turns are generally higher. Inventory risks are also generally reduced because the purchasing of fabric and other supplies begins only after purchase commitments have been obtained from customers. We believe that retailers, including customers of ours, are increasingly sourcing private label products themselves rather than utilizing outside vendors like us.

We manufacture our private label non-denim products at our facilities in Guatemala or through third party manufacturers. Our branded and private label denim products will be manufactured for us by AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel, or through other third party manufacturers.

We historically have been dependent on one or more key customers. A significant portion of our sales has been and is expected to continue to be to NY&C. Sales to NY&C accounted for approximately 93%, 82%, 91% and 93%, respectively, of our net sales from continuing operations for the six months ended July 30, 2005 and the years 2004, 2003 and 2002. On a pro forma basis, after giving effect to the acquisition of the Acquired Business, our sales to NY&C would have accounted for approximately 18% and 49% of our total net sales from continuing operations for the six months ended July 30, 2005 and fiscal 2004. Diversified Apparel’s sales to JCPenney and Kohl’s accounted for approximately 28% and 23%, respectively, of Diversified Apparel’s unaudited net sales for the six months ended July 31, 2005 and approximately 58% and 7%, respectively, of Diversified Apparel’s net sales for fiscal 2004.

Although we have long-established relationships with our key customers, NY&C and, through our acquisition of Diversified Apparel’s business, JCPenney and Kohl’s, we do not have long-term contracts with NY&C, JCPenney or Kohl’s. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with NY&C, JCPenney, Kohl’s and other private label and branded customers. We continue to strive to maintain our positive working relationships with NY&C, JCPenney and Kohl’s by providing on-time deliveries of quality products.

We cannot assure you that NY&C, JCPenney or Kohl’s will continue to purchase merchandise from us at the same rate as they have historically from us or Diversified Apparel, respectively, or at all in the future, or that we will be able to attract new customers. In addition, as a result of our dependence on NY&C, JCPenney and Kohl’s, NY&C, JCPenney and Kohl’s have the ability to exert significant control over our business decisions, including prices.

Significant Financial and Business Developments

Acquisition of Acquired Business from Diversified Apparel

On July 31, 2005, we, Diversified Apparel, and the members of Diversified Apparel, including Hubert Guez, entered into an asset purchase agreement and simultaneously closed the transactions it provided for, including our purchase from Diversified Apparel of the Acquired Business. We also entered into several related agreements, including the factoring agreement, registration rights agreement, secured subordinated promissory note, supply agreement, distribution agreement and restrictive covenant agreement described below. In addition, our Chief Executive Officer, Bernard Manuel, entered into a stock transfer restriction agreement.

Asset Purchase Agreement. The assets we acquired from Diversified Apparel under the asset purchase agreement included, among other things, Diversified Apparel’s:

•	tangible personal property;

•	open purchase orders;

•	New York showroom leases for the property located on the fourth floor of 215 West 40th Street; and

•	trademarks and intellectual property associated with the Acquired Business, including the trademarks for “Hippie,” “Hippie Jeans,” “Manhattan Blues,” “Hint Jeans” and “Donna Longo” branded denim apparel business.

We did not acquire any cash, accounts receivable, prepaid expenses, deposits (other than the lease deposit for the showrooms), inventories or stock of any subsidiaries from Diversified Apparel.

Under the asset purchase agreement, we assumed the following liabilities of Diversified Apparel:

•	any and all liabilities, obligations and commitments arising after the closing under the Diversified Apparel agreements included in the assets we acquired (including the New York showroom leases); and

•	any liability or obligation arising from the operation of the Acquired Business or ownership of the assets we acquired (including the New York showroom leases) after the closing date.

In consideration for the assets we acquired from Diversified Apparel, we:

•	issued to Diversified Apparel 10,500,000 shares of our common stock, 7,500,000 of which Diversified Apparel has distributed to the other selling stockholders;

•	issued to Diversified Apparel a secured subordinated promissory note, which we refer to as the Note, in the principal amount of $47.5 million (described under the caption “The Note” below);

•	paid $2 million in cash to Diversified Apparel on the closing date; and

•	agreed to pay to Diversified Apparel deferred purchase price payments totaling $1,750,000 in seven monthly installments of $250,000 each, without interest, on the last day of each month commencing with August 2005; provided that, the first through fifth installments of such monthly payments may be deferred for up to 180 days each, to the extent that our Board of Directors determines in its good faith sole discretion that any or all of such first through fifth installments of such monthly payments will adversely affect our business or financial condition. Our Board of Directors determined that the August payment would adversely affect our business and financial condition and, accordingly, elected to defer the August 2005 payment.

Under the asset purchase agreement:

•

We offered employment to specified Acquired Business employees, effective as of an employment transition date when we shall have adopted and established a 401(k) plan and group health, dental, life insurance and long-term disability plans that are in the aggregate comparable to the corresponding Diversified Apparel plans in which such employees participated immediately prior to the closing. These employees will remain employed by Diversified Apparel until the employment transition date, but will perform services and continue to devote all of their time to the Acquired Business until the employment transition date, and we will reimburse Diversified Apparel for all costs associated with these employees. We will offer these employees employment in substantially the same positions and salaries or wage levels, as the case may be, as they enjoyed while employed with Diversified Apparel immediately prior to the employment transition date.

•	We agreed to propose for approval by our stockholders at our next regularly scheduled Annual Meeting of Stockholders a stock incentive plan providing for the grant of incentive and non-qualified stock options or shares of restricted stock to our employees, officers, directors and consultants, on such terms as we and Diversified Apparel shall mutually agree. If our stockholders approve our adoption of this plan, Bernard Manuel, our Chief Executive Officer, and Hubert Guez shall be ineligible to receive any portion of the initial grants made.

•	Effective on the closing, our bylaws were amended to permit stockholders holding a majority of our issued and outstanding capital stock to call a meeting of the Board of Directors upon 48 hours’ notice to the members of the Board of Directors, and subject to SEC requirements and the rules of any exchange on which our securities are then listed, to nominate directors for election at each annual meeting or to fill vacancies on the Board of Directors (including vacancies created by an increase in the number of directors).

•	We requested that the Los Angeles offices of Ernst & Young LLP commence the client acceptance process to become our auditors with the intention that Ernst & Young LLP be engaged as our auditors before October 28, 2005. There is no assurance that Ernst & Young LLP will agree to serve as our auditors.

Registration Rights Agreement. We and Diversified Apparel entered into a registration rights agreement that requires us to file a registration statement under the Securities Act to register the resale of the 10,500,000 shares of our common stock that we issued to Diversified Apparel in connection with the acquisition of the Acquired Business. The registration statement of which this prospectus is a part was filed pursuant to this obligation. We are obligated to use our commercially reasonable efforts to have the registration statement declared effective by the SEC no later than an effectiveness deadline date of October 29, 2005 (or December 28, 2005 if the SEC conducts a “full review” of the registration statement). If:

•	we do not file the registration statement on or prior to a filing deadline date of September 23, 2005 (except if Diversified Apparel fails to provide us with any information that is required to be provided in the registration statement with respect to Diversified Apparel, including financial statements meeting the requirements of Regulation S-X required to be included in the registration statement, in which case the deadline date will be extended until five business days following the date of our receipt of such required information);

•	the registration statement is not declared effective by the SEC on or before the applicable effectiveness deadline date; or

•	after the registration statement is first declared effective by the SEC, it ceases for any reason to remain continuously effective as to all securities for which it is required to be effective, or Diversified Apparel is not permitted to utilize the prospectus therein to resell such securities, for in any such case ten business days in the aggregate during any 12-month period (the date on which each such event occurs being referred to as an Event Date), then we would be liable to Diversified Apparel for liquidated damages as follows:

•	on the Event Date (as determined under the registration rights agreement), we must pay to Diversified Apparel an amount equal to .05% of the value (based on the average closing price of our common stock for the five business days preceding, but not including, the date of the asset purchase agreement, which was $2.65) of the securities then held by Diversified Apparel (approximately $14,000); and

•	on each monthly anniversary of each such Event Date (if the applicable event shall not have been cured by such date) until the applicable event is cured, we shall pay to Diversified Apparel an amount in cash equal to 0.05% of the value (based on the average closing price of our common stock for the five business days preceding, but not including, the date of the asset purchase agreement, which was $2.65) of any securities then held by Diversified Apparel.

Under the registration rights agreement, the filing deadline date and the effectiveness deadline date will be extended and no liquidated damages will be due to Diversified Apparel (or any other person) if, and to the extent, such extension is due to delays caused by the failure of Diversified Apparel to deliver to us audited and unaudited financial statements for the Acquired Business which satisfy the requirements of Regulation S-X under the Securities Act in respect of the registration statement, or the failure of the independent accountants for Diversified Apparel to deliver to us a comfort letter as to such financial statements.

The Note. The maturity date of the $47.5 million Note is April 30, 2012. The Note bears interest at 4.7% per annum, compounded annually. Interest and principal on the Note are payable quarterly commencing on October 31, 2006. The principal amount of the Note is payable in five quarterly payments of $1,500,000 commencing on October 31, 2006 and sixteen quarterly payments of $2,500,000 commencing on April 30, 2009, with the final payment to be made on the maturity date. Subject to a subordination agreement between Diversified Apparel and Milberg Factors, Inc., we are required to use fifty percent of the net proceeds of any sale of our debt securities in a public offering or a private placement (but not including any bank debt, debt to any senior lender as set forth in the Note or any other ordinary course short term obligations) or any sale of our equity securities (other than pursuant to the exercise of options to purchase securities) to prepay the Note, with the principal amount of the Note being reduced by the amount of the prepayment at a discount of one percent (1%) of the prepayment.

The Note contains customary events of default, including our bankruptcy, a default with respect to another debt in excess of $250,000 which results in the acceleration of such indebtedness or the occurrence of a change of control.

Notwithstanding anything in the Note to the contrary and, in addition to any notices required under the particular events of default described above, no breach of any representation, warranty or covenant set forth in the asset purchase agreement or other agreements contemplated by the asset purchase agreement (other than the Note or the related security agreement), any financial statement, or any certificate furnished by us to Diversified Apparel will constitute an event of default under the Note unless and until the existence of such breach has been determined by a final, non-appealable judgment of a court of competent jurisdiction and written notice has been furnished and 45 days have elapsed and such breach has not been cured. Non-payment of the deferred purchase price under the asset purchase agreement, if in accordance with the subordination provisions set forth in the asset purchase agreement, shall not constitute an event of default under the Note.

Notwithstanding anything to the contrary in the Note, no payment in respect of the indebtedness evidenced by the Note, including any scheduled payment of principal and/or interest or any prepayment, may be made by us or accepted by Diversified Apparel, except as expressly permitted pursuant to the factoring agreement described below under the caption “Agreements with Milberg Factors, Inc.”

Under a security agreement we entered into with Diversified Apparel, our obligations under the Note are secured by a pledge of the trademarks we purchased under the asset purchase agreement.

The Supply Agreement. We entered into a supply agreement with AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel. Under the supply agreement, AZT will manufacture or supply us with our entire requirements of branded and private label denim apparel of the type sold by Diversified Apparel, which we refer to as Denim Products, until at least July 31, 2007. Pricing under the supply agreement is based on providing us with certain gross margins on resales of Denim Products. Although AZT is obligated to deliver Denim Products we order under the supply agreement, we have no obligation to source Denim Products from AZT.

In the event that, at any given time, purchase orders outstanding from us equal or exceed $7.5 million, at the written request of AZT, we will advance to AZT 50% of any such amounts exceeding $7.5 million in order to finance production.

The Distribution Agreement. We entered into an exclusive distribution agreement with Diversified Apparel. Under the distribution agreement, Diversified Apparel will provide us with specified distribution and operations services with respect to Denim Products until July 31, 2007. As consideration for the services provided under the distribution agreement, we will pay Diversified Apparel a fixed rate per apparel unit of fifty cents ($0.50), subject to increase based upon certain economic factors.

During the term of the distribution agreement, our personnel, agents and representatives shall have the right to inspect Diversified Apparel’s records relating to the distribution agreement and the services provided, and perform inventory audits with respect to the inventory held by Diversified Apparel on our behalf, upon at least ten (10) days prior written notice to Diversified Apparel, during regular business hours, and not more frequently than once per each of our fiscal quarters. We shall, at the end of each of the second and fourth quarters, take an accounting of the inventory held by Diversified Apparel on our behalf. Overages and shortages will be balanced to a net result at the end of each of our fiscal years during the term of the distribution agreement.

If there is a net shortage of units after the overages and shortages have been balanced to a net result, then, within 10 days after the parties’ mutual agreement on the determination of the net shortage, Diversified Apparel shall pay us a shortage payment equal to the direct and invoiced manufacturing costs actually incurred by us in connection with the units included in such net shortage.

In the event there is a net shortage of units and any of the units included in such shortage are subsequently located causing a net overage of units after the overages and shortages have been balanced to a net result at the end of any fiscal year, then we shall reimburse Diversified Apparel for that portion of the shortage payment made to us by Diversified Apparel applicable to the units included in such net overage, with reasonable deductions for the aging of the units.

Restrictive Covenant Agreement. Hubert Guez entered into a restrictive covenant agreement with us providing that, for a period of five years following the closing of the asset purchase, neither Mr. Guez nor any company directly or indirectly controlled by Mr. Guez or his spouse or children will compete with our business following the closing (as such business was operated by us or Diversified Apparel immediately prior to the closing) with respect to the sale of Denim Products (other than in respect of companies or businesses acquired by us); provided that:

•	nothing shall prevent AZT or another affiliate of Mr. Guez from continuing to manufacture Denim Products for and on behalf of any party, subject to its ability to fulfill its obligations under the supply agreement described above; and

•	nothing shall prevent Mr. Guez from acting as a third party investment banker or advisor with respect to finding, buying, selling or otherwise packaging and marketing companies, including, without limitation, Denim Product companies for purchase or sale.

In return for such non-competition covenant, for a period of five years following the closing, we will pay to Mr. Guez one percent (1%) of our net sales, not including non-denim sales to NY&C and not including sales of Denim Products resulting from subsequent business acquisitions.

Mr. Guez will have the right to renew the restrictive covenant agreement, including the non-competition covenant and the royalty, for an additional period of five years, upon ninety days prior written notice to us.

Stock Transfer Restriction Agreement. In connection with the asset purchase, Bernard Manuel entered into a stock transfer restriction agreement with Hubert Guez providing that, until the earlier to occur of either of the following trigger events:

•	a “change of control” of Cygne as defined under Section 382 of the Internal Revenue Code of 1986, as amended, or

•	our common stock being traded on any stock exchange, market or trading facility on which the shares are traded at a minimum price of $8.00 per share,

subject to certain exceptions for, among other things, transfers to affiliates, neither Mr. Guez nor Mr. Manuel shall, directly or indirectly, cause or permit any transfer of all or any portion of 4,946,975 shares of common stock held of record or beneficially owned by each of them during a restricted period ending on June 30, 2008. Mr. Manuel currently owns 4,946,975 shares of our common stock, and to our knowledge, Mr. Guez beneficially owns 10,545,000 shares of our common stock.

At any time following the tenth calendar day after the occurrence of a trigger event, during the restricted period, each of Messrs. Guez and Manuel shall have the right (subject to Rule 144 under the Securities Act and any other applicable restrictions under the Securities Act), at his sole option, to transfer up to an aggregate of 1,000,000 shares beneficially owned by him to any person; provided that Mr. Guez, in his sole discretion, upon written notice (which we refer to as a Moratorium Notification) to Mr. Manuel within five calendar days after the occurrence of a trigger event, shall have the right to defer such transfer rights for a deferral period of up to one year from the date of the trigger event, in which case neither Mr. Guez nor Mr. Manuel shall have the right to exercise his transfer rights until expiration of the deferral period.

In the event of a trigger event, each of Messrs. Guez and Manuel shall have the following additional stock transfer rights during the restricted period:

•	In the event Mr. Guez has not timely issued a Moratorium Notification, during each three-month period following the trigger event, each of Mr. Guez and Mr. Manuel shall have the right, at his sole option, to transfer up to an aggregate of 250,000 additional shares to any person (subject to Rule 144 under the Securities Act and any applicable restrictions under the Securities Act); or

•	In the event Mr. Guez has timely issued a Moratorium Notification, during each three-month period commencing six calendar months after the occurrence of a trigger event, each of Mr. Guez and Mr. Manuel shall have the right, at his sole option, to transfer up to an aggregate of 250,000 additional shares to any person (subject to Rule 144 under the Securities Act and any other applicable restrictions under the Securities Act).

Unsold portions in any three-month period will be carried over for the purpose of increasing the maximum 250,000 aggregate share amount in any subsequent three-month period.

Upon the written request of Mr. Manuel, promptly upon issuance of a Moratorium Notification, Mr. Guez shall lend $1.6 million to Mr. Manuel, which loan shall bear interest at the rate of 4% per annum, compounded annually, and be secured by a pledge by Mr. Manuel of 500,000 shares. Mr. Guez’ sole remedy in the event that Mr. Manuel defaults under the loan shall be Mr. Guez’ right to exercise all rights of a secured party under the law with respect to the collateral. The unpaid principal and accrued interest on the loan shall mature on June 30, 2008.

Amendment of Our Bylaws

We amended our bylaws effective July 31, 2005 in connection with the closing of the acquisition of the Acquired Business from Diversified Apparel. The amendment to our bylaws, which did not require stockholder approval under Delaware law, permits stockholders holding a majority of our issued and outstanding capital stock to:

•	call a meeting of our Board of Directors upon 48 hours notice to the members of the Board of Directors; and

•	subject to SEC requirements and the rules of any exchange on which our securities are then listed, nominate directors for election at each annual meeting or to fill vacancies on the Board of Directors (including vacancies created by an increase in the number of directors).

Agreements with Milberg Factors, Inc.

In connection with the acquisition of the Acquired Business from Diversified Apparel, we entered into a factoring agreement with Milberg Factors, Inc. The factoring agreement has an initial term of one year and thereafter will be automatically renewed for successive periods of one year unless terminated by us at the conclusion of its initial term or any renewal term by giving Milberg at least sixty (60) days prior written notice; provided, however, that Milberg may terminate the factoring agreement at any time during the initial term or any renewal term by giving us at least sixty (60) days prior written notice. Under the factoring agreement, we sell to Milberg all of our receivables which are acceptable to Milberg. Milberg’s factoring charge is fifty-five one hundredths of one percent (0.55%) of the gross amount of the first $25,000,000 of receivables factored by Milberg in any contract year, forty-five one hundredths of one percent (0.45%) of the next $25,000,000 of receivables factored by Milberg in any contract year, and forty one hundredths of one percent (0.40%) of receivables factored by Milberg in any contract year in excess of $50,000,000, in each case, less any trade and cash discounts to customers. The minimum aggregate factoring charge payable under the factoring agreement for each contract year is $95,000.

At the time of purchase of receivables and periodically thereafter, Milberg may in its sole discretion make advances to us. In addition, upon our request, Milberg must remit (and at any time in Milberg’s sole discretion Milberg may remit) any money standing to our credit on Milberg’s books in excess of a reserve. Milberg may charge interest on any monies remitted or otherwise advanced or charged to our account before the collection of receivables. As security for all of our obligations to Milberg, we granted to Milberg a continuing security interest in substantially all of our property. Such security interest is senior to the security interest granted to Diversified Apparel with respect to the Note.

In connection with the factoring agreement, Mr. Guez guaranteed our obligations to Milberg up to one million dollars ($1,000,000), plus accrued and unpaid interest, plus any costs and expenses of enforcing the guaranty, except that such guaranty is unlimited in the case of fraud. We guaranteed all of Diversified Apparel’s obligations to Milberg under Diversified Apparel’s separate factoring agreement with Milberg, which at July 31, 2005 aggregated approximately $19,000,000. With respect to our guarantee of Diversified Apparel’s obligations to Milberg, Diversified Apparel and Mr. Guez, jointly and severally, provided a guaranty to us with respect to any payments to Milberg and agreed that Diversified Apparel would not incur any future obligations to Milberg.

Also in connection with the factoring agreement, Diversified Apparel agreed to subordinate to Milberg the present and future indebtedness owed to Diversified Apparel by us until all of our obligations to Milberg made in connection with the factoring agreement have been fully paid and discharged.

Acquisition and Disposition of Jordanian Business

On May 13, 2001, we acquired a knit business located in Jordan from Best Knits, L.L.C. and the trade name Best Knits, which we refer to as the “Jordanian business”. We accounted for this transaction as a purchase.

Under an agreement dated June 10, 2002, which was modified by an amendment dated July 29, 2002, we sold our Jordanian business to Century Investment Group, or CIG, for $833,000 plus the assumption of all outstanding liabilities of the Jordanian company of approximately $943,000. The agreement also stated that any disputes between the parties must be submitted to arbitration in Jordan.

The first payment of $400,000 was received at the closing and the final payment of $433,000 was due on April 30, 2003. As we have not received the final payment of $433,000, we have submitted a claim for this payment to arbitration. As the outcome of this arbitration is uncertain, our management, at January 31, 2004, deemed it appropriate to provide a reserve of $433,000 against this receivable. In April 2005, we determined that it would not be cost-effective to continue with this arbitration case and notified the arbitrators that we had withdrawn our case against CIG.

We agreed not to compete with CIG for knit business in Jordan for five years starting June 1, 2002 in consideration of $350,000 payable by February 5, 2006. In connection with the non-compete agreement, we recorded deferred income of $350,000 which we were amortizing to income over a five-year period. At January 31, 2004, as a result of the uncertainty of the arbitration with CIG, we discontinued the amortization of remaining deferred income of $309,000, and reserved the corresponding net receivable of $309,000 and written off the related deferred income. The impact of these transactions had no effect on the results of continuing operations.

The sale of the Jordanian business and its related operating results have been excluded from the results from continuing operations and is classified as a discontinued operation for all periods presented in accordance with the requirements of FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. We decided to sell the Jordanian business as a result of the political uncertainty in the region that adversely affected the profitability of the business.

Regulatory Matters

Effective January 1, 2005, the United States of America, or USA, has discontinued textile import quotas affecting the products sourced by us. As a result, the USA total imports from China during the first half of 2005, including the product categories manufactured by us in Guatemala, have increased substantially. The USA has established a safeguard program which will limit the increase in apparel imports from China for calendar year 2005. Notwithstanding the USA 2005 safeguard programs, we anticipate that our results of operations could be adversely affected for the balance of 2005 as compared to 2004 on account of the increase in imports from China.

The Central American countries, which include Guatemala, and the USA, have negotiated a Central America Free Trade Agreement, or CAFTA. CAFTA will allow USA duty free imports from Guatemala if the woven fabric is manufactured using USA yarn. We anticipate that, over time, CAFTA may make Guatemala more competitive with imports from China in the categories manufactured by us in Guatemala. CAFTA was signed into law by the USA on August 2, 2005.

Other Matters

During the first half of 2005 there was downward pressure on gross margins for the year 2005 as a result of the competition from Chinese imports and we believe this pressure will continue for the remainder of 2005.

We have reduced production capacity at our Guatemalan facility. On January 1, 2005, the USA discontinued its textile import quotas. As a result, our customers have been able to secure some of their products previously purchased from us in the Far East at a lower price. We are continuing to review our existing business operations and could incur additional costs in the future associated with further restructuring of our operations.

Products

During 2004, we participated in one segment of the apparel market: women’s career and casual apparel. During 2004, our products from continuing operations included woven jackets, skirts and pants and cut and sewn knit tops and bottoms. Through our acquisition of the Acquired Business from Diversified Apparel, we are expanding into the junior’s and missy denim products market in the United States, primarily jeans.

Sourcing and Manufacturing

We currently source and manufacture private label garments for our customers which have been designed and developed by the customer. On the other hand, each of our branded products is designed by a team of our employees comprised of designers, graphic artists, merchandisers and support personnel.

Private label manufacturing usually operates on a tighter schedule than brand name manufacturing because garments are not manufactured until purchase orders are received from customers. Our customers demand quick response time in order to react to market changes and test results. Delivery cycles vary according to the type of products manufactured, but frequently occur within a period of six weeks from fabric delivery to garment delivery. Meeting customer delivery requirements is both essential and difficult given the global nature of the manufacturing process.

During 2004 and the first half of 2005, all of our non-denim products for our continuing business were manufactured outside the United States, either by non-affiliated contract manufacturers or at our manufacturing facilities located in Guatemala. It is expected that our denim products will also be manufactured outside the United States, either by AZT, an affiliate of Diversified Apparel located in Mexico, or other third party manufacturers. We review our product sourcing on an ongoing basis and may alter this allocation to meet changing conditions and demands.

Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, expropriation, nationalization, the imposition of tariffs and import and export controls, changes in governmental policies (including U.S. policy toward these countries) and other factors which could have an adverse effect on our business. In addition, we may be subject to risks associated with the availability of and time required for the transportation of products from foreign countries. The occurrence of certain of these factors may delay or prevent the delivery of goods ordered by customers, and such delay or inability to meet delivery requirements would have a severe adverse impact on our results of operations and could have an adverse effect on our relationships with our customers. Furthermore, the occurrence of certain of these factors in Guatemala, where we own a manufacturing facility, could result in the impairment or loss of our investment located in this country.

In 2004 and the first half of 2005, we operated a manufacturing facility for our continuing operations in Guatemala. Operating a manufacturing facility rather than contracting with independent manufacturers requires us to maintain a higher level of working capital. In addition, reduced sales have an even greater adverse impact on our results in light of the fixed costs needed to own and operate our own factory. Because our manufacturing operations are located outside the USA, we are subject to many of the same risks as relying on foreign contract manufacturers. See “—Properties.”

Raw Materials

We usually supply raw materials to our manufacturers. Otherwise, the raw materials are purchased directly by the manufacturer in accordance with our specifications. Raw materials, which are in most instances made and/or colored specifically to our order, consist principally of fabric and trim and are readily available from numerous domestic and foreign sources.

Our foreign raw materials and finished goods purchases are made on an open account basis. We do not have formal long-term arrangements with any of our suppliers. We have experienced little difficulty in satisfying our raw material requirements and consider our sources of supply adequate.

Quality Assurance

Our quality assurance program is designed to ensure that our products meet the quality standards of our customers. We require that our vendors employ qualified quality control personnel. Fabric is inspected upon arrival at its manufacturing destination.

Competition

The private label and branded apparel industries are highly fragmented, and we face intense competition, including competition from our own customers who have their own internal product development and sourcing capabilities. Most of our competitors are larger in size and have greater resources. We compete primarily on the basis of price, quality, short lead time high volume manufacturing and our ability to anticipate and respond to changing consumer demands in a timely manner.

We believe that many of our own customers who have the know-how and internal resources to develop and source directly a portion of their requirements constitute our major competition. In addition, several designers have recently entered or re-entered the denim market with products generally priced lower than our denim jeans products.

We believe that our business will depend upon the ability to provide apparel products, which are of good quality and meet our customers’ pricing and delivery requirements, as well as the ability to maintain relationships with our key customers. There can be no assurance that we will be successful in this regard.

We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers. We do not currently hold a dominant competitive position in any market, including the private label apparel market, which is highly fragmented. We compete with competitors such as Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

•	anticipating and responding to changing consumer demands in a timely manner,

•	maintaining favorable brand recognition,

•	developing innovative, high-quality products in sizes, colors and styles that appeal to customers,

•	appropriately pricing products,

•	providing strong and effective marketing support,

•	creating an acceptable value proposition for retail customers,

•	ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

•	obtaining sufficient retail floor space and effective presentation of our products at retail.

Import Restrictions

During 2004 and the first half of 2005, we sourced for our continuing operations all of our products from Guatemala.

Textile Agreements

Prior to January 1, 1995, apparel imports from most countries were subject to bilateral textile agreements under the Multifiber Arrangement of the General Agreement on Tariffs and Trade, or GATT, which allowed the imposition of visa and quota restrictions on certain apparel and textile articles including a significant portion of those currently sold by us. The member countries of the World Trade Organization have agreed that quotas on textiles and apparel products would be phased out globally on January 1, 2005. Once “phased-out,” quotas cannot be imposed except in accordance with GATT rules. These rules generally forbid bilateral quota agreements and other discriminatory, country-specific restraints, which may increase global competition in textile and apparel products. In addition, the 2005 ratification of CAFTA may, over time, make imports into the United States of goods manufactured by us in Guatemala more competitive with imports from other countries. The elimination of quotas and the implementation of regional agreements including CAFTA are likely to significantly impact the textile and apparel trade. While it is not possible to forecast the total impact to us of the discontinuance of textile import quotas, this change could cause us to face severe liquidity pressures, which would adversely affect our financial condition and results of operations and cash flows.

Duty Rates

The products we import are subject to “Normal Trade Relations” or column 1 rates of duty which range from zero to 38% ad valorem. As a result of the Uruguay Round Agreements Act, many of these rates will be reduced over five to fifteen years resulting on average in a 12% reduction from current rates of duty.

Under CAFTA, certain originating apparel and other products from certain Central American countries, including Guatemala, will be eligible for duty free status when imported into the United States.

Additional Restrictions

In the ordinary course of our business we are, from time to time, subject to claims by the U.S. Customs Service for additional duties and other charges. Similarly, from time to time, we are entitled to refunds from the U.S. Customs Service due to the overpayment of duties.

The U.S. and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs, or other restrictions, including trade sanctions or revocation of “Normal Trade Relations” status, or adversely adjust presently prevailing quotas or duty rates, which could adversely affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

Backlog

At July 30, 2005, we had unfilled confirmed customer orders of approximately $5,800,000 compared to approximately $8,300,000 at July 31, 2004. In general, the amount of unfilled orders at a particular time is affected by a number of factors, including the scheduling of manufacture and shipping of the product which, in some instances, depends on the customer’s demands. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments. Our experience has been that the cancellations, rejections or returns of orders do not materially reduce the amount of sales realized from our backlog. However, at this time, the change between the unfilled customer orders at July 30, 2005 and July 31, 2004 could result in lower sales for the third quarter of 2005 as compared to the third quarter of 2004.

Employees

At July 30, 2005, we had approximately 748 full-time employees. Approximately 741 employees were located at our facilities in Guatemala and 7 employees at our facilities in New York. We consider our relations with our employees to be satisfactory. As a result of the consummation of the acquisition of the Acquired Business at July 31, 2005, we had approximately 791 full-time employees. The new employees are located at our facilities in New York and California.

In connection with the acquisition of the Acquired Business, we offered employment to all of the employees of the Acquired Business in substantially the same positions and salaries or wage levels, as the case may be, as such employees enjoyed while employed with Diversified Apparel. We are obligated to offer a 401(k) plan and group health, dental, life insurance and long- term disability plans to such employees that are in the aggregate comparable to the corresponding Diversified Apparel plans in which those employees participated immediately prior to July 31, 2005, provided that, with respect to employees whose principal place of employment is in New York, we may, instead, provide group health and dental benefits under our existing group health and dental plans. We agreed to use our reasonable best efforts to adopt and establish such plans as soon as practicable after the date of the acquisition of the Acquired Business. The new employees will remain in the employment of Diversified Apparel until the date on which we adopt and establish the plans, but will perform services and continue to devote all of their time to the Acquired Business during such transitional period. During the transition period, Diversified Apparel shall employ the new employees on the same terms and conditions of employment (including compensation, benefits, positions and job locations) as in effect on July 31, 2005. We are required to reimburse Diversified Apparel, on a monthly basis, for all reasonable costs and expenses incurred by Diversified Apparel in connection with any such new employee during the transition period, excluding any costs and expenses associated with severance or equity or equity-based compensation benefits provided by Diversified Apparel, if any.

Properties

Our executive and general offices are located at 11 West 42nd Street, New York, New York. We rent 7,435 square feet pursuant to a lease which expires on October 31, 2008 with an annual rental expense of approximately $135,000.

We currently rent space consisting of the front and rear portions of the 4th floor of 215 West 40th Street, New York, NY, as a co-tenant with Diversified Apparel, from Blue River Associates / 215 West 40th Street Company for use as a showroom. The lease for the front portion of the space expires on February 28, 2006 and has an annual rental expense of $47,000. The lease for the rear portion expires on February 28, 2007 and has an annual rental expense of $68,000.

We also utilize warehouse space in Los Angeles, California under the Distribution Agreement with Diversified Apparel which Diversified Apparel leases from Azteca Production International, Inc., an affiliate of Diversified Apparel.

We own a manufacturing facility in Guatemala that we believe is well maintained and in good operating condition.

Legal Proceedings

We are involved in various legal proceedings that are incidental to the conduct of its business, none of which we believe could reasonably be expected to have a material adverse effect on our financial condition, results of operations and cash flows.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of the close of business on September 21, 2005, there were 22,958,038 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting

The holders of common stock are entitled to one vote per share. Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election of directors may elect all of the directors standing for election.

Rights to Dividends and on Liquidation, Dissolution or Winding Up

Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

Other

No stockholder has preemptive or other rights to subscribe for additional shares of our common stock.

Registration Rights

Diversified Apparel is entitled to registration rights under the terms of a registration rights agreement. For a description of the registration rights agreement, see “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.” The registration statement of which this prospectus is a part was filed pursuant to our obligation under the registration rights agreement.

We will pay substantially all expenses of registration of the selling stockholder’s shares of our common stock for resale pursuant to the registration rights agreement. The selling stockholders will be responsible for any selling commissions or discounts due to brokers or dealers in connection with resales of its shares of common stock.

Preferred Stock

The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of our company.

Limitation On Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

Our bylaws also contain provisions indemnifying our directors, officers, employees and agents against expenses (including attorney’s fees) incurred pursuant to a successful defense, subject to certain limitations, of any action, suit or proceeding to which such person was a party to by reason of the fact that he is or was a director, officer, employee or agent of ours. In addition, we have entered into indemnification agreements with our current directors and executive officers.

Anti-Takeover Provisions

A number of provisions under Delaware law and in our certificate of incorporation and bylaws may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of our company;

•	discourage certain tactics that may be used in proxy fights; and

•	encourage persons seeking to acquire control of our company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer.

Special Meetings

Our bylaws provide that special meetings of the stockholders may be called only by the chairman of our Board of Directors, our president, a majority of our whole Board of Directors or by the holders of a majority of our capital stock which is issued and outstanding and entitled to vote.

Special meetings of our Board of Directors may called by the chairman of our Board of Directors, our president, any of our directors on seven days’ notice to each other director, either personally or by mail, by telegram on the written request of two of our directors, or by the holders of a majority of our capital stock which is issued and outstanding and entitled to vote at meetings of stockholders upon 48 hours’ notice to each of our directors, either personally, by mail or by telegram.

Certain Transfers Prohibited

Our certificate of incorporation provides for a restriction of certain transfers of our capital stock. No holder of 5% or more of our capital stock, except for Bernard Manuel, may sell, transfer, dispose, purchase or acquire any shares of our capital stock or any option, warrant or other right to purchase or acquire our capital stock without the authorization of our Board of Directors. Any such holder who wishes to transfer their stock must request authorization from our Board of Directors before such transfer, which request our Board of Directors may or may not grant based upon whether our Board of Directors determines that the transfer is in our and our stockholders’ best interests. Any transfer which is made in violation of the above provision will be null and void.

Authorized but Unissued Shares of Common Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038.

Quotation on the OTC Bulletin Board

Our common stock is traded on the OTC Bulletin Board under the symbol “CYDS.OB.”

SELLING STOCKHOLDERS

We are registering for resale by the selling stockholders 10,500,000 shares of our common stock that were acquired directly from us by Diversified Apparel in connection with our acquisition of the Acquired Business from Diversified Apparel, as further described under the caption “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.” The selling stockholders (other than Diversified Apparel) are members of Diversified Apparel who received their shares as a distribution from Diversified Apparel.

In connection with the issuance of these shares, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the shares of common stock. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective for twelve months.

The information set forth in the table below is based on information provided to us by the selling stockholders.

Except as described under the caption “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel,” the selling stockholders have not held any position or office with, or has otherwise had a material relationship with us or any of our affiliates within the past three years.

We do not know when or in what amounts the selling stockholders may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares of common stock offered by this prospectus. Because the selling stockholders may offer all, some, or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus, and that, therefore, there will be no shares of common stock beneficially owned by the selling stockholders after the offering.

Under the rules of the SEC, beneficial ownership includes shares of common stock over which the beneficial owner exercises voting or investment power.

Selling Stockholder	Shares Beneficially Owned		Number of Shares To Be Offered	Number of Shares Beneficially Owned After the Offering
	Number	%(1)		Number	%(1)
Diversified Apparel Resources, LLC	3,000,000	13.1%	3,000,000	0	*
Hubert Guez(2)	10,545,000	45.9%	10,500,000	45,000	*
215 GZ Partners	1,379,225	6.0%	1,379,225	0	*
Griffin James Aron Guez Irrevocable Trust dated January 1, 1996	584,220	2.5%	584,220	0	*
Guez Living Trust dated December 6, 1996(3)	2,950,140	12.9%	2,950,140	0	*
Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996	584,220	2.5%	584,220	0	*

*	Less than 1%
(1)	Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, or Exchange Act, assuming 22,958,038 shares of common stock outstanding as of September 21, 2005.

(2)	Hubert Guez directly owns 3,426,420 shares of our common stock. Hubert Guez, as a 32.2% owner of, and the manager of Diversified Apparel, may be deemed to beneficially own the shares owned by Diversified Apparel. Hubert Guez is a co-trustee and co-beneficiary of Guez Living Trust dated December 6, 1996. Guez Living Trust dated December 6, 1996 has a 100% ownership interest in 215 GZ Partners. As such, Hubert Guez may be deemed to beneficially own the shares owned by Guez Living Trust dated December 6, 1996 and 215 GZ Partners. Hubert Guez’s son, Griffin Guez is the sole beneficiary of Griffin James Aron Guez Irrevocable Trust dated January 1, 1996 and Hubert Guez’s mother, Marguerite Ester Guez is the trustee. As such, Hubert Guez may be deemed to beneficially own the shares owned by Griffin James Aron Guez Irrevocable Trust dated January 1, 1996. Hubert Guez’s son Stephan Guez is the trustee and sole beneficiary of Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996. As such, Hubert Guez may be deemed to beneficially own the shares owned by Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996.
(3)	Guez Living Trust dated December 6, 1996 directly owns 1,570,915 shares of our common stock. Guez Living Trust, dated December 6, 1996, as a 100% owner of 215 GZ Partners, may be deemed to beneficially own the shares owned by 215 GZ Partners.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time but subject to the provisions of the stock transfer restriction agreement described below, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares of common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If permitted by applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares of common stock in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares of common stock, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the “Selling Stockholders” section to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the “Selling Stockholders” section to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay the fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholders. If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of our common stock and activities of the selling stockholders.

Bernard Manuel entered into a stock transfer restriction agreement with Hubert Guez providing that, until the occurrence of certain trigger events and subject to certain exceptions, neither Mr. Guez nor Mr. Manuel shall transfer of all or any portion of 4,946,975 shares of common stock held of record or beneficially owned by him during a restricted period ending on June 30, 2008. Mr. Manuel currently owns 4,946,975 shares of our common stock, and to our knowledge, Mr. Guez beneficially owns 10,545,000 shares of our common stock. See “Business—Significant Financial and Business Developments—Acquisition of Acquired Business from Diversified Apparel.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

The consolidated financial statements of Cygne Designs, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004 and for each of the three years in the period ended January 29, 2005, included in Cygne’s Annual Report on Form 10-K for the fiscal year ended January 29, 2005, have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Commerce Clothing Company LLC for the year ended December 31, 2004 appearing in Cygne Designs, Inc.’s Form 8-K/A filed on September 22, 2005, incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-2, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When reference is made to any contract, agreement, or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings. We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the filings listed below and all of our filings pursuant to the Exchange Act after the date of filing of the initial registration statement and prior to the effectiveness of the registration statement:

•	Our annual report on Form 10-K for the fiscal year ended January 29, 2005, and the amendment thereto on Form 10-K/A filed with the SEC on May 24, 2005;

•	Our quarterly report on Form 10-Q for the quarterly periods ended April 30, 2005 and July 30, 2005; and

•	Our current reports on Form 8-K filed on April 20, 2005, May 20, 2005 and August 4, 2005 and on Form 8-K/A filed on September 23, 2005.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Roy E. Green

Chief Financial Officer

Cygne Designs, Inc.

11 West 42nd Street

New York, New York 10036

(212) 997-7767

Part II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution.

The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
SEC registration fee	$4,036
Transfer agent fees*	$5,000
Legal expenses*	$60,000
Accounting expenses*	$60,000
Printing expenses*	$20,000
Miscellaneous expenses*	$10,964
Total*	$160,000

*	Estimated

None of the expenses of issuance and distribution of the securities being registered hereby will be borne by the selling securityholders.

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

Article IX of the registrant’s Restated Certificate of Incorporation, as amended (the “Certificate”) provides that the registrant shall indemnify each person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by Section 145 of the DGCL. Article VIII of the Certificate provides that a director of the registrant shall have no personal liability to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such Article VIII shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article VII of the bylaws of the registrant provides that the registrant shall indemnify any person who (a) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (b) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The registrant has also entered into indemnification agreements with its current directors and executive officers. Reference is made to the Form of Indemnification Agreement filed as Exhibit 10.10 to the registrant’s registration statement on Form S-1 (File No. 33-64358).

Item 16.	Exhibits.

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated as of July 31, 2005, by and among Commerce Clothing Company LLC, Hubert Guez, 215 GZ Partners, Hubert Guez Living Trust dated December 6, 1996, Griffin James Aron Hubert Guez Irrevocable Trust dated January 1, 1996, Stephan Avner Felix Hubert Guez Irrevocable Trust dated January 1, 1996 and Cygne Designs, Inc. (Incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

3.1	Amendment to Bylaws of Cygne Designs, Inc., effective as of July 31, 2005. (Incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

5.1	Opinion of Fulbright & Jaworski L.L.P.

10.1	Registration Rights Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.2	Subordinated Secured Promissory Note, dated as of July 31, 2005, to Commerce Clothing Company LLC in an original principal amount of $47,500,000. (Incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

Exhibit No.	Description
10.3	Security Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.4	Stock Transfer Restriction Agreement, dated as of July 31, 2005, by and among Commerce Clothing Company LLC, Bernard Manuel and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.5	Supply Agreement, dated as of July 31, 2005, by and between AZT International S. de R.L. de C.V. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.6	Restrictive Covenant Agreement, dated as of July 31, 2005, between Hubert Guez and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.6 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.7	Distribution Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.7 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.8	Factoring Agreement, dated as of July 31, 2005, by and between Milberg Factors, Inc., and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.8 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.9	Security Agreement—Goods and Chattels, dated as of July 31, 2005, by and between Milberg Factors, Inc. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.10	Security Interest in Inventory Under Uniform Commercial Code Supplement to Financing or Factoring Contract, dated as of July 31, 2005, by and between Milberg Factors, Inc. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.10 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.11	Guaranty, dated as of July 31, 2005, by Cygne Designs, Inc. in favor of Milberg Factors, Inc. (Incorporated by reference to Exhibit 10.11 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.12	Client Subordination Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.12 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.13	Letter Agreement, dated as of July 31, 2005, by and between Roy Green and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.13 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).

23.2	Consent of Mahoney Cohen & Company, CPA, P.C., Independent Registered Public Accounting Firm.

23.3	Consent of Ernst & Young LLP, Independent Auditors.

24.1	Power of Attorney (on signature page).

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 hereof or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 22, 2005.

CYGNE DESIGNS, INC. (Registrant)

By:	/s/ BERNARD M. MANUEL
Name:	Bernard M. Manuel
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bernard M. Manuel as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BERNARD M. MANUEL Bernard M. Manuel	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	September 22, 2005

/s/ ROY E. GREEN Roy E. Green	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	September 22, 2005

/s/ JAMES G. GRONINGER James G. Groninger	Director	September 22, 2005